     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 1998

                                                      REGISTRATION NO. 333-45093
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            HUNTWAY REFINING COMPANY
             (Exact name of registrant as specified in its charter)

          DELAWARE                             2911                            95-4680045
(State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
              of                       Classification No.)                Identification No.)
      incorporation or
        organization)

                         25129 THE OLD ROAD, SUITE 322
                           NEWHALL, CALIFORNIA 91381
                                 (805) 286-1582
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                Juan Y. Forster
                     President and Chief Executive Officer
                         25129 The Old Road, Suite 322
                           Newhall, California 91381
                                 (805) 286-1582
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO
                            WILLIAM S. KIRSCH, P.C.
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement and the satisfaction of the condition to the merger of Huntway Partners, L.P. (the "Partnership") with and into the Registrant pursuant to an Agreement and Plan of Merger between the Registrant and the Partnership described in the enclosed Proxy Statement/Prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
================================================================================

                              NEWHALL, CALIFORNIA

                                  MAY  , 1998


                            ------------------------

                 NOTICE OF SPECIAL MEETING OF LIMITED PARTNERS
                                   TO BE HELD

                                ON MAY 29, 1998


                            ------------------------

To the Limited Partners of Huntway Partners, L.P.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of the limited partners of Huntway Partners, L.P., a Delaware limited partnership (the "Partnership"), will be held at 25129 The Old Road, Suite 322, Newhall, California on May 29, 1998 at 10:00 a.m., local time for the following purposes:



          1. To vote on a proposal (the "Conversion Proposal") that, if approved, will result in the conversion of the Partnership to corporate form (the "Conversion"). The Conversion will be accomplished through the merger of the Partnership with and into Huntway Refining Company, a newly-formed Delaware corporation that is a wholly-owned subsidiary of the Partnership (the "Corporation"). Upon consummation of such merger: (i) each of the Partnership's outstanding limited partnership interests ("Common Units") will be converted into one share of the Corporation's common stock and (ii) the Partnership's outstanding general partnership interests (to which 1% of each item of the Partnership's taxable income, gain, loss or deduction is allocated) will be converted into 1% of the Corporation's common stock issued in such merger. As a result of the Conversion, the Partnership will cease to exist and the Corporation will receive all of the assets and become subject to all of the liabilities of the Partnership. The Conversion Proposal and related matters are more fully described in the attached Proxy Statement/Prospectus, which, together with the exhibits thereto and the documents incorporated by reference therein, forms a part of this Notice and is incorporated herein by reference.


          2. To vote on the adoption of a stock incentive plan for the Corporation (the "1998 Stock Plan").

     Only limited partners of the Partnership of record at the close of business on April 13, 1998 are entitled to notice of and to vote at the Special Meeting.

     The Conversion will require the affirmative vote of limited partners holding at least 66 2/3% of the outstanding Common Units. Failure to forward a proxy or to vote in person at the Special Meeting will have the same effect as if a limited partner had voted against the Conversion Proposal. Approval of the 1998 Stock Plan will require the affirmative vote of a majority of the limited partners voting at the Special Meeting, in person or by proxy.

     You are cordially invited to attend the Special Meeting. If you cannot attend, please sign and date the accompanying form of proxy and return it promptly in the enclosed envelope. If you attend the meeting, you may vote in person regardless of whether you have given your proxy. Any proxy may be revoked at any time before it is exercised, as indicated herein.

     By Order of the Managing General Partner

                                          Warren J. Nelson,
                                          Secretary
                                          Huntway Partners, L.P.

     Your vote is important. Accordingly, you are asked to complete, sign and return the accompanying proxy card in the envelope provided, which requires no postage if mailed in the United States.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 29, 1998

PROXY STATEMENT/PROSPECTUS

                               14,731,271 SHARES

                            HUNTWAY REFINING COMPANY
                                  COMMON STOCK
                           -------------------------

     This Proxy Statement (which is also a Prospectus) relates to the merger (the "Merger") of Huntway Partners, L.P., a Delaware limited partnership (the "Partnership"), with and into Huntway Refining Company, a newly-formed Delaware corporation that is a wholly-owned subsidiary of the Partnership (the "Corporation"), and the issuance of an aggregate of 14,731,271 shares of Common Stock, par value $.01 per share ("Common Stock"), of the Corporation in connection therewith.


     This Proxy Statement/Prospectus is being sent by the Partnership on or about May , 1998 to the holders of its limited partnership interests ("Common Units") in connection with the solicitation by Huntway Managing Partner, L.P., a Delaware limited partnership that is the managing general partner of the Partnership (the "Managing General Partner"), of proxies to be voted at a special meeting of the Partnership's limited partners (the "Special Meeting") in Newhall, California on May 29, 1998. At the Special Meeting, the limited partners will vote on (i) a proposal (the "Conversion Proposal") that, if approved, will result in the conversion of the Partnership to corporate form (the "Conversion") and (ii) the adoption of a stock incentive plan for the Corporation (the "1998 Stock Plan").



     The Conversion will be accomplished through the Merger. Upon consummation of the Merger: (i) each Common Unit will be converted into one share of Common Stock and (ii) the general partnership interests of the Managing General Partner and of Huntway Holdings, L.P., a Delaware limited partnership that is the special general partner of the Partnership (the "Special General Partner" and, together with the Managing General Partner, the "General Partners") (to which 1% of each item of the Partnership's taxable income, gain, loss or deduction is allocated) will be converted into 1% of the Common Stock issued in the Merger. As a result of the Conversion, the Partnership will cease to exist and the Corporation will receive all of the assets and become subject to all of the liabilities of the Partnership.


     Approval of the Conversion, if granted, will bind all limited partners regardless of whether they vote against the Conversion.


     SEE "RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS" ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY LIMITED PARTNERS VOTING AT THE SPECIAL MEETING.


     The Conversion will require the approval of limited partners holding at least 66 2/3% of the outstanding Common Units. Failure to forward a proxy or to vote in person at the Special Meeting will have the same effect as if a limited partner had voted against the Conversion Proposal. Approval of the 1998 Stock Plan will require the affirmative vote of a majority of the limited partners voting at the Special Meeting, in person or by proxy.

     The officers of the Partnership and certain affiliates of the General Partners, who own approximately 40.9% of the Common Units, have advised the Partnership that they will vote in favor of the Conversion Proposal and for adoption of the 1998 Stock Plan.
                           -------------------------

NEITHER THIS TRANSACTION NOR THESE SECURITIES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                           -------------------------

 No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Partnership, the General Partners or the Corporation. This Proxy Statement/Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Proxy Statement/Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Partnership or the Corporation since the date hereof.
                           -------------------------

 The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.
                           -------------------------


          The date of this Proxy Statement/Prospectus is May   , 1998.

                             AVAILABLE INFORMATION

     The Partnership is (and following the Conversion, the Corporation will be) subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files (and will file) reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material should also be available on-line through EDGAR and may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains a Web site (http://www.sec.gov) that contains reports and other information regarding the Partnership. Such reports and other information concerning the Partnership can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the exchange on which the Common Units are listed (and on which application will be made to list the Common Stock).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     This Proxy Statement/Prospectus incorporates certain documents by reference. These documents are being delivered herewith and are also available without charge to each person to whom a copy of this Proxy Statement/ Prospectus is delivered, upon written or oral request addressed to Huntway Partners, L.P., 25129 The Old Road, Suite 322, Newhall, California 91381, Attention: Secretary, telephone number (805) 286-1582. In order to ensure timely delivery of the documents, any request should be made by May 22, 1998.


     The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 has been filed with the SEC and is incorporated herein by reference.

     All documents filed by the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
SUMMARY.....................................................      1
  General...................................................      1
  The Conversion............................................      2
  The 1998 Stock Plan.......................................      5
  Voting at the Special Meeting.............................      5
  Summary Historical Financial Information..................      6
RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS.............      7
GENERAL.....................................................      8
THE CONVERSION..............................................      8
  Reasons to Convert to Corporate Form......................      8
  Alternatives to the Conversion............................      9
  Terms of the Conversion; Merger Agreement.................     10
  Accounting Treatment......................................     10
  Fees and Expenses.........................................     10
  No Dissenters' Rights.....................................     11
  Exchange of Depositary Receipts...........................     11
  Related Transaction.......................................     11
COMPARISON OF COMMON UNITS AND COMMON STOCK.................     12
FEDERAL INCOME TAX CONSIDERATIONS...........................     16
  Introduction..............................................     16
  Differences between Common Units and Common Stock in
    General.................................................     17
  Merger of the Partnership and the Corporation.............     18
  Post-Merger Treatment of the Corporation and its
    Shareholders............................................     19
ADOPTION OF 1998 STOCK PLAN.................................     20
  General...................................................     20
  Shares Subject to the 1998 Stock Plan.....................     20
  Administration............................................     20
  Eligibility...............................................     20
  Awards....................................................     20
  Amendments and Termination................................     21
  Federal Income Tax Consequences...........................     21
  1998 Stock Plan Benefits..................................     22
VOTING AND PROXY INFORMATION................................     23
  Voting Procedures.........................................     23
  Revocation of Proxies.....................................     23
  Vote Required; Quorum.....................................     23
  Solicitation of Proxies...................................     23
  Independent Auditors......................................     24
  Shareholder Proposals.....................................     24
MANAGEMENT..................................................     25
  Operating Committee.......................................     25
  Officers..................................................     25
  Board of Directors........................................     26
  Compensation of Directors.................................     26
SECURITY OWNERSHIP OF CERTAIN SECURITYHOLDERS...............     27
DESCRIPTION OF CAPITAL STOCK................................     29
  General...................................................     29
  Common Stock..............................................     29
  Serial Preferred Stock....................................     29
  Certain Provisions of the Certificate of Incorporation and
    By-laws.................................................     30
  Certain Provisions of Delaware Law........................     30
  Limitations on Liability and Indemnification of Officers
    and Directors...........................................     31
  Transfer Agent and Registrar..............................     31
RESALE OF SECURITIES........................................     31
  Securities Act Restrictions...............................     31
  Registration Rights Agreement.............................     31
LEGAL MATTERS...............................................     31
EXPERTS.....................................................     32
PRO FORMA CONDENSED FINANCIAL STATEMENTS....................     33

                                    SUMMARY

     The following summary is not intended to be complete and is qualified in all respects by the more detailed information set forth elsewhere in this Proxy Statement/Prospectus and in the documents incorporated by reference herein. Limited partners are urged to carefully review the entire Proxy Statement/Prospectus and the documents incorporated by reference herein. In this Proxy Statement/Prospectus, the term "Huntway" means the Partnership prior to the Conversion and/or the Corporation after the Conversion, in each case including its subsidiary, Sunbelt Refining Company, L.P., a Delaware limited partnership ("Sunbelt").

     This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"). Such forward-looking statements are based on the beliefs of the Partnership as well as on assumptions made by and information currently available to the Partnership at the time such statements were made. When used in this Proxy Statement/Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to Huntway and the Conversion are intended to identify forward-looking statements, which include statements relating to, among other things, the anticipated benefits to Huntway of the Conversion. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed under "Risk Factors and Other Important Considerations" or in this Proxy Statement/Prospectus generally, as well as other factors.

                                    GENERAL

THE PARTNERSHIP

     The Partnership owns two crude oil refineries located in California. Sunbelt owns a crude oil refinery located in Arizona. The Partnership is currently operating the two California refineries. The Arizona refinery has been shut down since August 1993 due to adverse market conditions.

     In December of 1996, pursuant to a prepackaged plan of reorganization approved by the United States Bankruptcy Court for the District of Delaware, the Partnership completed a debt restructuring with its then-existing senior and junior lenders (the "1996 Restructuring"). As a result of the 1996 Restructuring, debt and accrued interest declined $71,748,000 to $27,924,000 from $99,672,000 as measured at November 30, 1996. In exchange for this reduction in debt and accrued interest, 13,786,404 Common Units were issued to the Partnership's senior and junior lenders raising total Common Units outstanding to 25,342,654.

     On October 31, 1997, the Partnership issued $21,750,000 of 9 1/4% Senior Subordinated Secured Convertible Notes due 2007 (the "Convertible Notes"), retired $11,707,000 of 12% senior debt, and redeemed 10,758,696 Common Units (the "1997 Refinancing"). The 1997 Refinancing also reduced the effective interest rate on the Partnership's $8,600,000 Industrial Development Bond from 12% to approximately 6% and provided the Partnership with $2,500,000 of additional working capital. The Partnership also extended through 2005 its letter of credit arrangement with its existing bank to continue to collateralize its Industrial Development Bond.


     The Convertible Notes are convertible into equity at $1.50 per Common Unit (subject to adjustment) at any time after May 15, 1998. The Partnership is currently seeking consent to extend the initial convertibility date through the anticipated date of the Merger. The Partnership can force conversion after October 15, 2000 assuming certain trading criteria are met. The Merger will result in the Convertible Notes becoming convertible into shares of Common Stock at $1.50 per share (subject to adjustment), which shares, if then issued, would constitute 49.4% of the outstanding Common Stock.


     See "Pro Forma Condensed Financial Statements" for financial information of the Partnership for the year ended December 31, 1997 after giving effect to the 1997 Refinancing and the Conversion.

     The principal executive offices of the Partnership are located at 25129 The Old Road, Suite 322, Newhall, California 91381 and its telephone number is (805) 286-1582.


     See "General."

THE CORPORATION

     The Corporation is a Delaware corporation which has been newly formed to accomplish the Conversion. The outstanding shares of the Corporation are presently owned by the Partnership. Its address and telephone number are the same as those of the Partnership.

     See "General."

                                 THE CONVERSION

OVERVIEW


     The Conversion will be accomplished through the Merger. Upon consummation of the Merger: (i) each Common Unit will be converted into one share of Common Stock and (ii) the general partnership interests of the General Partners (to which 1% of each item of the Partnership's taxable income, gain, loss or deduction is allocated) will be converted into 1% of the Common Stock issued in the Merger. As a result of the Conversion, the Partnership will cease to exist and the Corporation will receive all of the assets and become subject to all of the liabilities of the Partnership.


     Each option to purchase Common Units outstanding under the Partnership's 1996 Huntway Employee Incentive Option Plan (the "Existing Equity Plan") or otherwise will be automatically converted into an option to purchase the same number of shares of Common Stock. In addition, the Partnership's Convertible Notes, which are currently convertible into Common Units, will automatically become convertible into the same numbers of shares of Common Stock.

     The General Partners, the Board of Directors of the Corporation and the Partnership as of the sole stockholder of the Corporation have approved the Conversion. Consummation of the Conversion is subject only to the approval of the limited partners sought hereby and the filing of appropriate documents with the Delaware Secretary of State. The Managing General Partner may decide not to pursue the Conversion at any time before the Conversion becomes effective, whether before or after approval by the Partnership's limited partners, for any reason. Reasons that the Managing General Partner may decide not to pursue the Conversion include, but are not limited to, the following: (i) the withdrawal of the tax opinion received by the Partnership regarding certain federal income tax effects of the Conversion and (ii) a change in applicable law relating to the Conversion or the anticipated treatment, tax or otherwise, of the Corporation after the Conversion. In the event the tax opinion received by the Partnership were to be withdrawn, the Managing General Partner would not pursue the Conversion without the resolicitation of proxies from the Partnership's limited partners.

     See "The Conversion -- Terms of the Conversion; Merger Agreement."

     Transaction costs of approximately $300,000 will be paid by the Partnership, whether or not the Conversion is completed. See "The
Conversion -- Fees and Expenses."

     In a related transaction, immediately preceding (and contingent upon) the consummation of the Merger, the Corporation will sell to twelve individuals, including certain directors and officers of the Corporation, 150,000 shares of Common Stock. See "The Conversion -- Related Transaction."

RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS

     In evaluating the Conversion, limited partners should take into account the following risk factors and other important considerations, which are discussed at greater length in "Risk Factors and Other Important Considerations."

     Tax Implications. Because of the Conversion, the Partnership and the limited partners will forego the potential future income tax benefits associated with operating in partnership form. A corporation pays taxes on its taxable income and its stockholders generally pay taxes on any dividends received from the corporation, whereas a partnership pays no income tax and its partners are subject to tax on their share of partnership taxable net income.

     No Dissenters' Rights. Limited partners have no dissenters', appraisal or similar rights in the Conversion. Therefore, limited partners will not be entitled to receive cash payments from Huntway for the fair value of their Common Units if they dissent and the Conversion is approved and consummated.

     Potential Reduction of Fiduciary Duties and Reduction of Other
Obligations. The fiduciary duties owed by the directors of the Corporation under Delaware law after the Conversion may be less than those owed by the General Partners of the Partnership under Delaware law before the Conversion. The General Partners and their affiliates (including certain officers of the Partnership) are potentially responsible, directly or indirectly, for obligations and liabilities of the Partnership that arise prior to the Conversion. Neither the General Partners, their affiliates nor the directors of the Corporation will be responsible for the liabilities and obligations of the Corporation that arise after the Conversion. See "Comparison of Common Units and Common Stock."

     Uncertainty Regarding Market Price of Common Stock. The Common Stock received by the holders of the Common Units may trade at prices below the historical trading levels of the Common Units. If, as a result of the perceived additional liquidity afforded by the Conversion, a number of holders of Common Stock were to offer their securities for sale following consummation of the Conversion, the market price of the Common Stock could decline.

     Limited partners should note that an investment in the Corporation involves the same risks associated with operating conditions, competitive factors, economic conditions, industry conditions and equity market conditions as an investment in the Partnership.

REASONS TO CONVERT TO CORPORATE FORM

     The Managing General Partner believes that there are four principal reasons for converting to corporate form at this time.

     Expansion of Potential Investor Base. The Managing General Partner believes that the Conversion may expand Huntway's potential investor base to include institutional and other investors who do not typically invest in limited partnership securities because of various tax and administrative reasons. In addition, the Managing General Partner believes that the Common Stock (as compared to Common Units) may receive additional investor interest through increased review and evaluation by research analysts.

     Greater Access to Equity Markets. The Managing General Partner believes that the Corporation may have greater access to the public and private equity capital markets than the Partnership, potentially enabling it to raise capital on more favorable terms than are now available to the Partnership. This greater access may be of particular benefit if Huntway proposes to issue equity securities to reduce existing debt or to seek additional funds for capital expenditures or to otherwise expand its business.


     Avoidance of Additional Interest Expense. Under the terms of the Partnership's Convertible Notes issued in the 1997 Refinancing, if the Partnership is not converted to a corporation on or before May 15, 1998, the interest rate on the Convertible Notes will automatically increase to 12% for the period of time thereafter until such conversion -- the cost of which, on an annualized basis, would be $598,125 in additional interest. The Partnership is currently seeking consent to extend the date of such contingent interest rate increase through the anticipated date of the Merger.


     Avoidance of Unfunded Tax Liability and Reporting. Although the Partnership has never recognized any taxable income, limited partners are subject to income tax on their share of any taxable income of the Partnership, whether or not distributions are made. Under the terms of the Partnership's loan agreements, the Partnership is not currently, and is not expected to be for the foreseeable future, permitted to make distributions to its limited partners, for tax liabilities or otherwise. In addition, the complexities of tax reporting associated with partnership investments are generally regarded as burdensome for most limited partners. The ownership of Common Stock rather than Common Units will greatly simplify tax reporting with respect to an investment in Huntway on each limited partner's individual federal and state income tax returns for future years.

     The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") amended certain rules applicable to the tax treatment of limited partnerships. However, these amendments have not changed the general tax treatment of the Partnership (as discussed above). Accordingly, the adoption of the Taxpayer Relief Act is not one of the reasons for converting the Partnership to corporate form.

     See "The Conversion -- Reasons to Convert to Corporate Form."

ALTERNATIVES TO THE CONVERSION

     As alternatives to the Conversion, the Managing General Partner considered
(i) continuing the existence of the Partnership in partnership form and (ii) liquidating the Partnership. The Managing General Partner believes that these alternatives would not be more advantageous to limited partners than the Conversion. The Managing General Partner did not retain the assistance of any outside party in its determination and evaluation of the available alternatives to the Conversion.

     The Managing General Partner believes that the Conversion is in the best interests of Huntway and the limited partners and that other long-term strategies available to Huntway, such as diversification, disposition of assets and acquisition of assets, are not materially adversely affected by the Conversion.

     If the Conversion is not approved by the limited partners, or if the Conversion is not consummated for any other reason, the Partnership presently intends to continue to operate as an ongoing business in its current form. No other transaction is currently being considered by the Partnership as an alternative to the Conversion, although the Partnership may from time to time explore other alternatives.

     See "The Conversion -- Alternatives to the Conversion."

COMPARATIVE RIGHTS OF THE COMMON UNITS AND THE COMMON STOCK

     If the Conversion is approved, the rights and limitations of holders of Common Stock will be similar in some respects and will differ in other respects from those to which they are subject as holders of Common Units. These rights and limitations are discussed under "Comparison of Common Units and Common Stock."

SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     For federal income tax purposes, the Merger should be treated as a transfer by the Partnership of its assets and liabilities to the Corporation in exchange for stock of the Corporation, followed by a distribution of such stock by the Partnership to the General Partners and to the holders of Common Units ("Unitholders") in redemption of the General Partners' general partnership interests and the Unitholders' Common Units, respectively. Accordingly, the Merger should generally be tax-free to the Partnership, the General Partners and the Unitholders, subject to the following two exceptions. First, to the extent that the liabilities of the Partnership exceed the tax basis of the Partnership in its assets, such excess would generally be recognized as gain by the Partnership, which gain in turn would be allocated to the General Partners and the Unitholders. As in the case of other income of the Partnership, any such gain allocated to a General Partner or to a Unitholder would increase the basis of the General Partner's general partnership interest or the basis of such Unitholder's Common Units. As of December 31, 1997, the liabilities of the Partnership did not exceed the tax basis of the Partnership in its assets. Second, each General Partner and Unitholder will be deemed to receive a cash distribution from the Partnership in an amount equal to the amount of liabilities allocated to such General Partner or Unitholder prior to the Merger. Such deemed cash distribution will reduce the tax basis of such General Partner's general partnership interest and such Unitholder's Common Units and, to the extent that such deemed cash distribution exceeds such tax basis, such General Partner or Unitholder will recognize gain. As of December 31, 1997, the aggregate amount of liabilities allocated to the Unitholders was $37.967 million.

     The foregoing is not intended to be a complete discussion of the federal income tax consequences of the Merger with respect to either the Partnership or any specific Unitholder. In particular, a given Unitholder's federal income tax consequences may depend on a variety of facts and circumstances unique to such Unitholder, including, among others, how such Unitholder has previously characterized and treated its ownership of Common Units for federal income tax purposes.

     See "Federal Income Tax Consequences."

NO DISSENTERS' RIGHTS

     Limited partners who object to the Conversion will have no appraisal, dissenters' or similar rights. Therefore, limited partners will not be entitled to receive cash payments from Huntway for the fair value of their Common Units if they dissent and the Conversion is approved and consummated. See "Voting and Proxy Information -- No Dissenters' Rights."

EXCHANGE OF DEPOSITARY RECEIPTS

     Promptly after the Effective Time (as defined below), the Corporation will cause to be mailed to all limited partners of record at the Effective Time a letter of transmittal containing instructions with respect to the surrender of Depositary Receipts for Common Units in exchange for certificates representing shares of Common Stock. Upon surrender of one or more Depositary Receipts, together with a properly completed letter of transmittal, there will be issued and mailed to such a limited partner a certificate or certificates representing the number of shares of Common Stock to which such limited partner is entitled. From and after the Effective Time, each such Depositary Receipt will evidence only the right to receive shares of Common Stock. Limited partners should not send any Depositary Receipts with the enclosed proxy. They should retain such Depositary Receipts until they receive further instructions after the Merger is consummated. See "The Conversion -- Exchange of Depositary Receipts."

                              THE 1998 STOCK PLAN

     The Board of Directors of the Corporation has adopted the 1998 Stock Plan and reserved 2,000,000 shares of Common Stock for issuance thereunder. The 1998 Stock Plan was adopted by the Board as a post-Conversion replacement for the Existing Equity Plan. Options issued and outstanding at the time of the Conversion under the Existing Equity Plan will convert into options to purchase Common Stock automatically as a result of the Conversion. Approval of the 1998 Stock Plan will require the affirmative vote of a majority of the limited partners voting at the Special Meeting in person or by proxy. See "Adoption of 1998 Stock Plan."

                         VOTING AT THE SPECIAL MEETING


The Special Meeting...........   The Special Meeting will be held at 21529 The
                                 Old Road, Suite 322, Newhall, California on May
                                 29, 1998 at 10:00 a.m., local time.


Voting........................   Each Common Unit entitles the holder thereof on
                                 the record date to one vote on each matter to be voted on at the Special Meeting. Only limited partners of the Partnership on the record date are entitled to vote at the Special
                                 Meeting. April 13, 1998 is the record date for the determination of limited partners entitled to vote at the Special Meeting.

Common Units Outstanding......   On the record date, 14,583,958 Common Units
                                 were outstanding.

Vote Required.................   The Conversion will require the approval of
                                 limited partners holding at least 66 2/3% of the outstanding Common Units. Failure to forward a proxy or to vote in person at the Special Meeting will have the same effect as if a limited partner had voted against the Conversion Proposal.

                                 Approval of the 1998 Stock Plan will require the affirmative vote of a majority of the limited partners voting at the Special Meeting, in person or by proxy.

                                 The officers of the Partnership and certain affiliates of the General Partners, who own approximately 40.9% of the Common Units, have advised the Partnership that they will vote in favor of the Conversion Proposal and the adoption of the 1998 Stock Plan.

                                 See "Voting and Proxy Information."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT PER UNIT AND PER BARREL DATA)

     The following historical summary financial data as of and for each of the years in the five-year period ended December 31, 1997 are derived from the financial statements of Huntway Partners, L.P. The financial statements for 1995, 1996 and 1997 have been audited by Deloitte & Touche, LLP, independent auditors, and are incorporated herein by reference. The financial statements for 1993 and 1994 have also been audited but are not incorporated herein by reference. All of the selected information should be read in conjunction with the financial statements and notes thereto.

                                                                        YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------
                                                      1993               1994        1995       1996         1997
                                                      ----               ----        ----       ----         ----
OPERATING DATA
Revenues..........................................  $102,678           $ 79,139    $ 83,069    $99,021      $96,715
Materials, processing, selling and administrative
  costs and expenses..............................    94,249 (a)         74,803      80,462     91,980       89,677
Interest expense..................................     7,280              4,984       5,177      4,916        3,492
Plant closure and write down......................    16,013 (b)             --       9,492(c)      --           --
Depreciation and amortization.....................     3,806 (d)          2,356       2,399      2,219        2,414
Net income (loss) from operations.................   (18,670)(a)(b)(d)   (3,004)    (14,461)       (94)       1,132
Extraordinary gain on refinancing.................        --                 --          --     58,668           --
Related costs of refinancing......................        --                 --          --      2,180           --
                                                    --------           --------    --------    -------      -------
Net income (loss).................................  $(18,670)          $ (3,004)   $(14,461)   $56,394      $ 1,132
                                                    ========           ========    ========    =======      =======
Basic earnings per unit(e):
  Income (loss) per unit from operations..........  $  (1.60)          $  (0.26)   $  (1.24)   $ (0.01)     $  0.05
  Extraordinary items.............................        --                 --          --       4.37           --
                                                    --------           --------    --------    -------      -------
  Net income (loss) per unit......................  $  (1.60)          $  (0.26)   $  (1.24)   $  4.36      $  0.05
                                                    ========           ========    ========    =======      =======
Diluted earnings per unit(e):
  Income (loss) per unit from operations..........  $  (1.60)          $  (0.26)   $  (1.24)   $ (0.01)     $  0.04
  Extraordinary items.............................        --                 --          --       4.37           --
                                                    --------           --------    --------    -------      -------
  Net income (loss) per unit......................  $  (1.60)          $  (0.26)   $  (1.24)   $  4.36      $  0.04
                                                    ========           ========    ========    =======      =======
Barrels sold......................................     5,466              4,584       4,400      4,566        4,547
Revenues per barrel...............................     18.78              17.26       18.88      21.69        21.27
BALANCE SHEET DATA
Working capital(f)................................  $  2,289           $  2,725    $(91,437)   $ 5,798(g)     8,375
Total assets(f)...................................    90,745             85,795      74,393     75,891       80,243
Long-term obligations.............................    89,570             91,312         350     28,174(g)    36,668
Partners' Capital/(Deficiency)(f)(h)..............   (13,049)(a)(b)(d)  (16,053)    (30,154)    39,041(g)    33,779

-------------------------
(a) Includes $2,078 of non-recurring charges relating to professional fees incurred relating to the restructuring of indebtedness completed in 1993.

(b) Non-recurring charges recorded in June 1993 relating to the Sunbelt refinery which was shut down in August 1993.

(c) Write down of Sunbelt refinery assets to reflect expected operations as a crude or product terminal in the future rather than as a petroleum refinery.

(d) Includes $778 of non-recurring charges relating to amortization of loan acquisition costs.

(e) Earnings per unit is calculated based upon the weighted average number of Common Unit equivalents outstanding. Common Unit equivalents are calculated by adding to actual Common Units outstanding a general partnership interest representing an overall 1% interest. For purposes of computing basic earnings per unit, the weighted average Common Unit equivalents outstanding for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 were 11,672,979, 11,672,979, 11,672,979, 12,871,000 and 23,787,462, respectively.
    On a diluted basis, the weighted average Common Unit equivalents outstanding for such years were 11,672,979, 11,672,979, 11,672,979, 12,871,000 and
    26,500,000, respectively.

(f) After the cumulative LIFO reserve of $36, $1,203, $1,170, $2,192, and $1,028 at December 31, 1993, 1994, 1995, 1996 and 1997, respectively.

(g) Reflects impact of 1996 Restructuring decreasing debt and accrued interest by $71,748 as measured at November 30, 1996.

(h) The Partnership has made no distributions to Unitholders since 1990.

                RISK FACTORS AND OTHER IMPORTANT CONSIDERATIONS


     Before completing the enclosed form of proxy, each limited partner should carefully read this entire Proxy Statement/Prospectus, including the exhibits hereto, and the Partnership's Form 10-K for the year ended December 31, 1997 and other documents incorporated herein by reference, and should give particular attention to the following considerations.


     Tax Implications. Because of the Conversion, the Partnership and the limited partners will forego the potential future income tax benefits associated with operating in partnership form. A corporation pays taxes on its taxable income and its stockholders generally pay taxes on any dividends received from the corporation, whereas a partnership pays no income tax and its partners are subject to tax on their share of partnership taxable net income.

     No Dissenters' Rights. If the limited partners approve the Conversion, all holders of Common Units will be bound by such approval even though they, individually, may have voted against the Conversion. Under applicable state law and the terms of the Partnership's partnership agreement (the "Partnership Agreement"), limited partners will have no dissenters', appraisal or similar rights in connection with the Conversion, nor will such rights be voluntarily accorded to limited partners by the Partnership or the Corporation. Therefore, limited partners will not be entitled to receive cash payments from Huntway for the fair value of their Common Units if they dissent and the Conversion is approved and consummated. See "Voting and Proxy Information -- No Dissenters' Rights."

     Potential Reduction of Fiduciary Duties and Reduction of Other
Obligations. The fiduciary duties owed by the directors of the Corporation under Delaware law after the Conversion may be less than those owed by the General Partners of the Partnership under Delaware law before the Conversion. The General Partners and their affiliates (including certain officers of the Partnership) are potentially responsible, directly or indirectly, for obligations and liabilities of the Partnership that arise prior to the Conversion. Neither the General Partners, their affiliates nor the directors of the Corporation will be responsible for the liabilities and obligations of the Corporation that arise after the Conversion. See "Comparison of Common Units and Common Stock."

     Uncertainty Regarding Market Price for Common Stock. The Common Stock received by the holders of the Common Units may trade at prices below the historical trading levels of the Common Units. If, as a result of the perceived additional liquidity afforded by the Conversion, a number of holders of Common Stock were to offer their securities for sale following consummation of the Conversion, the market price of the Common Stock could decline.

     Other Important Considerations. Limited partners should note that an investment in the Corporation involves the same risks associated with operating conditions, competitive factors, economic conditions, industry conditions and equity market conditions as an investment in the Partnership.

                                    GENERAL

THE PARTNERSHIP

     The Partnership owns two crude oil refineries located in California. Sunbelt owns a crude oil refinery located in Arizona. The Partnership is currently operating the two California refineries. The Arizona refinery has been shut down since August 1993 due to adverse market conditions.

     In December of 1996, pursuant to a prepackaged plan of reorganization approved by the United States Bankruptcy Court for the District of Delaware, the Partnership completed a debt restructuring with its then-existing senior and junior lenders. As a result of the 1996 Restructuring, debt and accrued interest declined $71,748,000 to $27,924,000 from $99,672,000 as measured at November 30,
1996. In exchange for this reduction in debt and accrued interest, 13,786,404 Common Units were issued to the Partnership's senior and junior lenders raising total Common Units outstanding to 25,342,654.

     On October 31, 1997, the Partnership consummated a refinancing that provided it with additional near-term liquidity. In the 1997 Refinancing, the Partnership issued $21,750,000 of 9 1/4% Convertible Notes to Lighthouse Investors, LLC, B III Capital Partners, L.P. (an affiliate of DDJ Capital Management, LLC), Contrarian Capital Fund I, L.P. and Contrarian Capital Fund II, L.P. (affiliates of Contrarian Capital Advisors, L.L.C.) and six other investment entities, retired $11,707,000 of 12% senior debt previously held by two lenders and redeemed 10,758,696 Common Units (42% of the Common Units outstanding) previously held by such lenders. The change in borrowings reduced minimum required cash principal payments in 1998 by $2,480,000, in each of 1999 and 2000 by $2,475,000 and in each of 2001 and 2002 by $1,475,000. The 1997
Refinancing also reduced the effective interest rate on the Partnership's $8,600,000 Industrial Development Bond from 12% to approximately 6%. Notwithstanding the $10,043,000 increase in debt payable, interest expense remained essentially unchanged due to the lower interest rate on the new borrowings and the reduction in the effective interest rate on the Industrial Development Bond. In the 1997 Refinancing, the Partnership also obtained $2,500,000 of additional working capital and extended through 2005 its letter of credit arrangement with its existing bank, one of the previous holders of the retired senior debt.


     The Convertible Notes are convertible into equity at $1.50 per Common Unit (subject to adjustment) at any time after May 15, 1998. The Partnership is currently seeking consent to extend the initial convertibility date through the anticipated date of the Merger. Although the 1997 Refinancing reduced total Common Units outstanding by 10,758,696, if the Convertible Notes are fully converted at the current conversion rate total Common Units will increase by 14,500,000, a net increase of 3,241,304. The Partnership can force conversion of the Convertible Notes after October 15, 2000 assuming certain trading criteria are met.


     The Merger will result in the Convertible Notes becoming convertible into 14,500,000 shares of Common Stock (subject to adjustment), which shares, if then issued, would constitute 49.4% of the outstanding Common Stock. Information regarding the beneficial ownership of Huntway equity by Lighthouse Investors, LLC, DDJ Capital Management, LLC and Contrarian Capital Advisors, L.L.C. is set forth under "Security Ownership of Certain Securityholders."

     See "Pro Forma Condensed Financial Statements" for financial information of the Partnership for the year ended December 31, 1997 after giving effect to the 1997 Refinancing and the Conversion.

THE CORPORATION

     The Corporation is a Delaware corporation which has been newly formed to accomplish the Conversion. The outstanding shares of the Corporation are presently owned by the Partnership.

                                 THE CONVERSION

REASONS TO CONVERT TO CORPORATE FORM

     The Managing General Partner believes that there are four principal reasons for converting to corporate form at this time.

     Expansion of Potential Investor Base. The Managing General Partner believes that the Conversion may expand Huntway's potential investor base to include institutional and other investors who do not typically invest in limited partnership securities because of various tax and administrative reasons. In addition, the Managing General Partner believes that the Common Stock (as compared to Common Units) may receive additional investor interest through increased review and evaluation by research analysts.

     Greater Access to Equity Markets. The Managing General Partner believes that the Corporation may have greater access to the public and private equity capital markets than the Partnership, potentially enabling it to raise capital on more favorable terms than are now available to the Partnership. This greater access may be of particular benefit if Huntway proposes to issue equity securities to reduce existing debt or to seek additional funds for capital expenditures or to otherwise expand its business.


     Avoidance of Additional Interest Expense. Under the terms of the Partnership's Convertible Notes issued in the 1997 Refinancing, if the Partnership is not converted to a corporation on or before May 15, 1998, the interest rate on the Convertible Notes will automatically increase to 12% for the period of time thereafter until such conversion -- the cost of which, on an annualized basis, would be $598,125 in additional interest. The Partnership is currently seeking consent to extend the date of such contingent interest rate increase through the anticipated date of the Merger.


     Avoidance of Unfunded Tax Liability and Reporting. Although the Partnership has never recognized any taxable income, limited partners are subject to income tax on their share of any taxable income of the Partnership, whether or not distributions are made. Under the terms of the Partnership's loan agreements, the Partnership is not currently, and is not expected to be for the foreseeable future, permitted to make distributions to its limited partners, for tax liabilities or otherwise. In addition, the complexities of tax reporting associated with partnership investments are generally regarded as burdensome for most limited partners. The ownership of Common Stock rather than Common Units will greatly simplify tax reporting with respect to an investment in Huntway on each limited partner's individual federal and state income tax returns for future years.

     The Taxpayer Relief Act amended certain rules applicable to the tax treatment of limited partnerships. However, these amendments have not changed the general tax treatment of the Partnership (as discussed above). Accordingly, the adoption of the Taxpayer Relief Act is not one of the reasons for converting the Partnership to corporate form.

ALTERNATIVES TO THE CONVERSION

     As alternatives to the Conversion, the Managing General Partner considered
(i) continuing the existence of the Partnership in partnership form and (ii) liquidating the Partnership. The Managing General Partner believes that these alternatives would not be more advantageous to limited partners than the Conversion. The Managing General Partner did not retain the assistance of any outside party in its determination and evaluation of the available alternatives to the Conversion.

     Continuing the existence of the Partnership in partnership form would result in additional interest expense and in potential unfunded tax liabilities to limited partners. See "-- Reasons to Convert to Corporate Form."

     Liquidating the Partnership at this time would only be beneficial to the limited partners if the currently realizable value of the Partnership's net assets would exceed the value of Huntway as a continuing business. The Managing General Partner does not believe this to be the case, considering the Partnership's outstanding debt and the costs and expenses of liquidating and winding up the Partnership, including taxes on the sale of the assets.

     The Managing General Partner believes that the Conversion is in the best interests of Huntway and the limited partners and that other long-term strategies available to Huntway, such as diversification, disposition of assets and acquisition of assets, are not materially adversely affected by the Conversion.

     If the Conversion is not approved by the limited partners, or if the Conversion is not consummated for any other reason, the Partnership presently intends to continue to operate as an ongoing business in its current form. No other transaction is currently being considered by the Partnership as an alternative to the Conversion, although the Partnership may from time to time explore other alternatives.

TERMS OF THE CONVERSION; MERGER AGREEMENT

     The Conversion is proposed to be effected pursuant to an Agreement and Plan of Merger, in the form attached as Exhibit A, between the Corporation and the Partnership (the "Merger Agreement"). The terms of the Conversion were determined by the Managing General Partner without the assistance of any outside party and were approved by the Board of Directors of the Corporation. If the Merger Agreement is approved by the holders of Common Units, the Conversion will be effected as follows:


     Structure of the Conversion. The Conversion will be accomplished through the merger of the Partnership with and into the Corporation. Upon consummation of the Merger: (i) each Common Unit will be converted into one share of Common Stock and (ii) the general partnership interests of the General Partners (to which 1% of each item of the Partnership's taxable income, gain, loss or deduction is allocated) will be converted into 1% of the Common Stock issued in the Merger (147,313 shares). Each option to purchase Common Units outstanding under the Existing Equity Plan or otherwise will be automatically converted into an option to purchase the same number of shares of Common Stock. In addition, the Partnership's Convertible Notes, which are currently convertible into Common Units, will automatically become convertible into the same numbers of shares of Common Stock.


     Effect of the Conversion. As a result of the Conversion, the Partnership will cease to exist and the Corporation will receive all of the assets and become subject to all of the liabilities of the Partnership.


     Effective Time. If approved at the Special Meeting, the Conversion is expected to become effective at 12:01 a.m., Pacific Daylight Savings Time, on June 1, 1998 (the "Effective Time").


     Condition to the Conversion. Consummation of the Conversion is subject only to the approval of the limited partners sought hereby and the filing of appropriate documents with the Delaware Secretary of State.

     Termination. The General Partners, the Board of Directors of the Corporation and the Partnership as the sole stockholder of the Corporation have approved the Conversion. The Managing General Partner may decide not to pursue the Conversion at any time before the Conversion becomes effective, whether before or after approval by the Partnership's limited partners, for any reason. Reasons that the Managing General Partner may decide not to pursue the Conversion include, but are not limited to, the following: (i) the withdrawal of the tax opinion received by the Partnership regarding certain federal income tax effects of the Conversion and (ii) a change in applicable law relating to the Conversion or the anticipated treatment, tax or otherwise, of the Corporation after the Conversion. In the event the tax opinion received by the Partnership were to be withdrawn, the Managing General Partner would not pursue the Conversion without the resolicitation of proxies from the Partnership's limited partners.

     Indemnification. Pursuant to the terms of the Merger Agreement, the Corporation will indemnify the General Partners and their affiliates for liabilities and obligations of the Partnership that arose prior to the Effective Time to the same extent as the Partnership currently indemnifies them in respect of such liabilities and obligations.

ACCOUNTING TREATMENT

     For financial accounting purposes, the Conversion will be treated as a recapitalization. Therefore, the assets and liabilities of the Partnership will be recorded by the Corporation at their historical cost basis, except that the Corporation will also record incremental deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), relating to temporary differences for certain assets and liabilities of the Partnership at the date of conversion to corporate form. The existing values of the tax basis in assets and liabilities of the Partnership at the date of conversion will carry over to the Corporation, which will also record a provision for U.S. federal and state income taxes on its taxable earnings.

FEES AND EXPENSES

     All legal and other costs and expenses incurred by the Corporation or the Partnership in connection with the Conversion will be paid by the Partnership, whether or not the Conversion is consummated. The following is a statement of certain estimated fees and expenses incurred by the Corporation and the Partnership in connection with the Conversion:

SEC Registration Fee........................................  $ 10,321
New York Stock Exchange Listing Fee.........................     5,300
Legal Fees and Expenses.....................................   175,000
Accounting Fees and Expenses................................    65,000
Printing and Engraving Expenses.............................    35,000
Miscellaneous...............................................     9,279
                                                              --------
     Total..................................................  $300,000
                                                              ========

NO DISSENTERS' RIGHTS

     Limited partners who object to the Conversion will have no appraisal, dissenters' or similar rights (i.e., the right, instead of receiving Common Stock, to seek a judicial determination of the "fair value" of their Common Units and to compel Huntway to purchase their Common Units for cash in that amount) under state law or the Partnership Agreement, nor will such rights be voluntarily accorded to limited partners by Huntway. Thus, approval of the Conversion by the requisite vote of limited partners will bind all limited partners, and objecting limited partners will have no alternative to receipt of Common Stock other than selling their Common Units in the open market.

EXCHANGE OF DEPOSITARY RECEIPTS

     Limited partners should not send any Depositary Receipts with the enclosed proxy. They should retain such Depositary Receipts until they receive further instructions after the Conversion is consummated.

     Promptly after the Effective Time, the Corporation will cause to be mailed to all former limited partners of record a letter of transmittal containing instructions with respect to the surrender of Depositary Receipts for Common Units in exchange for certificates representing shares of Common Stock. Upon surrender of one or more Depositary Receipts, together with a properly completed letter of transmittal, there will be issued and mailed to a former limited partner of record at the Effective Time a certificate or certificates representing the number of shares of Common Stock to which such former limited partner is entitled. From and after the Effective Time, each Depositary Receipt will evidence only the right to receive shares of Common Stock.

     If any certificate representing Common Stock is to be issued in a name other than that in which the Depositary Receipt surrendered in exchange therefor is registered on the books of the Partnership as of the Effective Time, it will be a condition of such issuance that (i) the Depositary Receipt so surrendered be properly endorsed and otherwise in proper form for transfer and (ii) the person requesting such exchange pay to the Corporation any transfer or other taxes required by reason of the issuance of a certificate representing Common Stock in any name other than that of the registered owner of the Depositary Receipt surrendered, or the person requesting such exchange establish to the satisfaction of the Corporation that such tax has been paid or is not applicable.

     After the Effective Time, there will be no further registration of transfers of Depositary Units that were issued and outstanding immediately before such time. If, after the Effective Time, Depositary Receipts representing Common Units are presented for transfer, they will be canceled and exchanged for one or more certificates representing shares of Common Stock.

RELATED TRANSACTION

     Pursuant to a Stock Purchase Agreement dated as of March 31, 1998, immediately preceding (and contingent upon) the Effective Time, twelve individuals will purchase from the Corporation, for $1.75 per share (the closing price of the Common Units on the New York Stock Exchange on March 30, 1998), an aggregate of 150,000 shares of Common Stock (the "Related Transaction"). The individuals include Juan Y. Forster, J.C. MacFarland and Warren J. Nelson, directors (and in the case of Messrs. Forster and Nelson, executive officers) of the Corporation, William G. Darnell, Lucian A. Nawrocki and Terrance L. Stringer, executive officers of the Corporation, and one other officer of the Corporation. Information regarding the number of shares to be purchased by each of the Corporation's directors and executive officers is set forth under "Security Ownership of Certain Securityholders." The purchased shares will not be registered under the Securities Act nor will the purchasers have any registration rights with respect to such shares. The $262,500 of proceeds from the sale will be used by the Corporation for working capital purposes.

                  COMPARISON OF COMMON UNITS AND COMMON STOCK

     The following summary describes a number of differences between ownership of Common Units and ownership of shares of Common Stock and the effects relating thereto.

                  COMMON UNITS                                           COMMON STOCK
                  ------------                                           ------------
ISSUER
The Partnership                                        The Corporation

TAXATION
Under current law, the Partnership is not an           The Corporation will pay income tax with respect
income tax paying entity. Rather, each holder of       to its taxable income after allowable deductions
Common Units includes the holder's share of the        and credits. Stockholders will have taxable
taxable income and gain and, subject to certain        income from the Corporation's operations only to
limitations, the losses, deductions and credits        the extent that taxable dividends and other
of the Partnership in computing taxable income,        distributions are declared and paid on the
without regard to the cash distributed to the          Common Stock. See "Certain Federal Income Tax
limited partner. Generally, cash distributions         Consequences"
to holders of Common Units are not taxable,
unless distributions exceed the limited
partner's basis in the Common Units. See
"Certain Federal Income Tax Consequences."
A tax-exempt limited partner's share of the            No portion of the earnings of, or any dividends
Partnership's taxable income constitutes               received from, the Corporation will constitute
unrelated business taxable income to it. See           unrelated business taxable income to tax-exempt
"Federal Income Tax Considerations."                   stockholders, except to the extent their
                                                       investment in stock of the Corporation is
                                                       considered debt-financed. See "Federal Income
                                                       Tax Considerations."

DISTRIBUTIONS AND DIVIDENDS
Under the terms of the Partnership Agreement,          Subject to the limitations of Delaware corporate
the Partnership is obligated to distribute all         law and any contractual restrictions, the Board
Available Cash (as defined therein) to limited         of Directors of the Corporation has the
partners on a quarterly basis to the extent            discretion to determine whether or not and when
permitted under any contractual restrictions.          to declare and pay dividends and the amount of
The Managing General Partner has the authority         any dividend. Holders of Common Stock will have
to make additional distributions, subject to           no contractual right to receive dividends. Under
such restrictions. Under the terms of the              the terms of Huntway's loan agreements, the
Partnership's loan agreements, the Partnership         Corporation is not expected to be in the
is not currently, and is not expected to be in         foreseeable future permitted to pay dividends to
the foreseeable future, permitted to make              its stockholders. In any event, the Board of
distributions to its limited partners.                 Directors anticipates that any income of the
                                                       Corporation in the foreseeable future will be
                                                       retained for the development and expansion of
                                                       its business.

MANAGEMENT
The business and affairs of the Partnership are        The business and affairs of the Corporation are
managed by the Managing General Partner with the       managed by or under the direction of the Board
advice and consultation of the Operating               of Directors of the Corporation. The Board of
Committee (as defined below). Limited partners         Directors is divided into three classes, as
have no say in the composition of the Operating        nearly equal in number as possible, serving
Committee.                                             staggered terms. Approximately 0ne-third of the
                                                       Board of Directors is elected each year. The
                                                       current membership of the Board of Directors of
                                                       the Corporation is described under "Management."
The removal of the General Partners requires the       The holders of Common Stock have the ability to
affirmative vote of at least 66 2/3% of the            elect members of the Board of Directors with a
limited partners.                                      plurality of the votes cast for such election,
                                                       but may only remove directors for cause.

                  COMMON UNITS                                           COMMON STOCK
                  ------------                                           ------------
VOTING RIGHTS
Limited partners do not vote annually to elect         Shareholders will elect members of the
the Managing General Partner or at all to elect        Corporation's Board of Directors at annual
members of the Operating Committee; therefore,         meetings, beginning at the Corporation's annual
the Partnership does not conduct annual meetings       meeting to be held in 1999. The Corporation will
of limited partners or distribute proxy                distribute proxy materials in connection
materials in connection therewith.                     therewith in accordance with the requirements of
                                                       the Exchange Act.
Under Delaware law and the Partnership                 Stockholders of the Corporation have the right
Agreement, limited partners have voting rights         to vote on all matters on which stockholders
with respect to (i) the removal and replacement        must be permitted to vote under Delaware
of the Managing General Partner, (ii) the merger       corporate law, including, as a general matter,
of the Partnership, (iii) the sale of all or           election of directors, mergers, the sale of all
substantially all of the assets owned, directly        or substantially all of the assets of the
or indirectly, by the Partnership, (iv) the            Corporation and amendments to the Corporation's
dissolution of the Partnership and (v) material        certificate of incorporation.
amendments to the Partnership Agreement.
Each Common Unit entitles each holder thereof          Each share of Common Stock entitles its holder
who is admitted as a limited partner to the            to cast one vote on each matter presented to
Partnership to cast one vote on all matters            stockholders.
presented to limited partners.
Approval of any matter required to be submitted        Approval of any matter required to be submitted
to limited partners generally requires the             to stockholders generally requires the
affirmative vote of limited partners holding           affirmative vote of holders of more than 50% of
more than 50% of the Common Units then                 the Common Stock outstanding and entitled to
outstanding.                                           vote.
Holders of 10% of the Common Units held by             Amendment of the certificate of incorporation or
limited partners may propose amendments to the         bylaws requires approval of a majority of the
Partnership Agreement. The approval of                 members of the Board of Directors and,
amendments to the Partnership Agreement requires       generally, approval by the stockholders. The
the approval of the Managing General Partner and       amendment of certain provisions of the
at least 66 2/3% of the limited partners.              Corporation's organizational documents requires
Approval of at least 90% of a class of limited         the vote of holders of at least 66 2/3% of the
partners is required if such amendment                 Common Stock.
materially and adversely affects the interests
of such class.
Any action that may be taken at a meeting of           Stockholders may not act by written consent in
limited Stockholders may not act by written            lieu of a meeting.
consent in lieu partners may be taken by written
consent in lieu of a meeting executed by limited
partners sufficient to authorize such action at
a meeting of limited partners.

SPECIAL MEETINGS
Special meetings of Limited Partners may be            The Corporation's Certificate of Incorporation
called by the Managing General Partner or by           and By- laws provide that, except as otherwise
Limited Partners holding at least 10% of the           required by law, special meetings of the
outstanding Common Units.                              stockholders can only be called pursuant to a
                                                       resolution adopted by a majority of the Board of
                                                       Directors or by the Chief Executive Officer of
                                                       the Corporation. Stockholders will not be
                                                       permitted to call a special meeting or to
                                                       require the Board to call a special meeting.

CONVERSION RIGHTS
The Common Units are not convertible into any          The Common Stock is not convertible into any
other securities.                                      other securities.

                  COMMON UNITS                                           COMMON STOCK
                  ------------                                           ------------
REDEMPTION
Common Units are subject to redemption at the          The Common Stock is not subject to mandatory or
option of the Managing General Partner under           optional redemption.
certain circumstances at their then current fair
value plus accumulated distributions in arrears.

LIQUIDATION RIGHTS
In the event of a liquidation of the                   In the event of a liquidation of the
Partnership, limited partners would be entitled        Corporation, the holders of Common Stock would
to share ratably in any assets remaining after         be entitled to share ratably in any assets
satisfaction of obligations to creditors and the       remaining after satisfaction of obligations to
return of any amounts in partners' capital             creditors and any liquidation preferences on any
accounts.                                              series of preferred stock of the Corporation
                                                       that may then be outstanding.

RIGHT TO COMPEL DISSOLUTION
Limited partners may only compel dissolution of        Holders of Common Stock may compel dissolution
the Partnership with the affirmative vote of the       of the Corporation, absent prior action by the
holders of at least 50% of the outstanding             Board of Directors, only if all holders consent
Common Units and the approval of the Managing          in writing. A plan of dissolution adopted by the
General Partner.                                       Board of Directors must be approved by a
                                                       majority of the Common Stock outstanding and
                                                       entitled to vote.

LIMITED LIABILITY
In general, holders of Common Units do not have        Shares of Common Stock issued in the Conversion
personal liability for obligations of the              will be fully paid and nonassessable. In
Partnership.                                           general, stockholders do not have personal
                                                       liability for obligations of the Corporation.

LIQUIDITY AND MARKETABILITY
Depositary Receipts for the Common Units are           The Common Stock issued in the Merger will
generally freely transferable and are currently        generally be freely transferable and application
listed and traded on the New York Stock                will be made for listing the Common Stock on the
Exchange. After the Effective Time, the                New York Stock Exchange. See "Resale of
Depositary Receipts will ceased to be traded.          Securities."

CONTINUITY OF EXISTENCE
The Partnership Agreement provides for the             The Corporation's Certificate of Incorporation
Partnership to continue in existence until             provides for perpetual existence, subject to
December 3, 2083, unless earlier terminated in         Delaware law.
accordance with the Partnership Agreement.

FINANCIAL REPORTING
The Partnership is subject to the reporting            The Corporation will be subject to the reporting
requirements of the Exchange Act and files             requirements of the Exchange Act and will file
annual and quarterly reports thereunder. The           annual and quarterly reports thereunder.
Partnership also provides annual and quarterly         Corporation also will provide annual and
reports to its limited partners.                       quarterly reports to its stockholders.

                  COMMON UNITS                                           COMMON STOCK
                  ------------                                           ------------
CERTAIN LEGAL RIGHTS
Delaware law allows a limited partner to               Delaware law affords stockholders of a
institute legal action on behalf of the                corporation similar rights to bring stockholder
Partnership (a partnership derivative action) to       derivative actions when the board of directors
recover damages from a third party or a general        has failed to institute an action against third
partner where the general partner has failed to        parties or directors of the corporation, and
institute the action. In addition, a limited           class actions to recover damages from directors
partner may have rights to institute legal             for violations of their fiduciary duties.
action on behalf of the limited partner or all         Stockholders may also have rights to bring
other similarly situated limited partners (a           actions in federal courts to enforce federal
class action) to recover damages from a general        rights. These rights are comparable to the
partner for violations of fiduciary duties to          rights of the limited partners in the
the limited partners. Limited partners may also        Partnership.
have rights to bring actions in federal courts
to enforce federal rights.

RIGHT TO LIST OF HOLDERS; INSPECTION OF BOOKS AND RECORDS
Upon reasonable demand, at the limited partner's       Upon written request, at reasonable times and
own expense and for a purpose reasonably related       for a proper purpose related to a stockholder's
to his interest in the Partnership, a limited          interest as a stockholder, any stockholder of
partner may have access, at reasonable times, to       record has the right to examine and copy the
certain information regarding the status of the        Corporation's stock ledger, a list of its
business and financial condition of the                stockholders and its other books and records. In
Partnership, tax returns, governing instruments        certain circumstances, stockholders may not have
of the Partnership and a current list of the           the same right to information regarding the
partners of the Partnership, provided that the         Corporation that they currently have under the
General Partners may keep confidential any trade       Partnership Agreement with respect to
secrets or any other information the disclosure        information regarding the Partnership.
of which could damage the Partnership or violate
any agreement or applicable law.

SUBORDINATION
Subordinated to claims of creditors of the             Subordinated to claims of creditors of the
Partnership.                                           Corporation.

POTENTIAL REDUCTION OF FIDUCIARY DUTIES AND REDUCTION OF OTHER OBLIGATIONS

     Until the Conversion, the business and affairs of the Partnership will continue to be managed by the General Partners in accordance with the Delaware Revised Uniform Limited Partnership Act (the "DRULPA") and the Partnership Agreement. The Partnership Agreement limits the liability of the General Partners to the fullest extent permitted by the DRULPA. Following the Conversion, the business and affairs of the Corporation will be managed by the directors of the Corporation in accordance with the Delaware General Corporation Law ("DGCL"). The Corporation's Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the DGCL. While at least one Delaware court has stated that the fiduciary duties of a general partner to limited partners are comparable to those of a director to stockholders, other Delaware courts have indicated that the fiduciary duties of a general partner are greater than those of a director to stockholders. Therefore, although it is unclear whether or to what extent there are any differences in such fiduciary duties, it is possible that the fiduciary duties of directors of the Corporation to its stockholders could be less than those of the General Partners to the limited partners.

     The General Partners and their affiliates (including certain officers of the Partnership) are potentially responsible, directly or indirectly, for obligations and liabilities of the Partnership that arise prior to the Conversion. The Partnership Agreement requires the Partnership to indemnify the General Partners and their affiliates for such obligations and liabilities, subject to certain limitations. Pursuant to the Merger Agreement, the Corporation will similarly indemnify such persons with respect to such liabilities and obligations. Neither the General Partners, their affiliates nor the directors of the Corporation will be responsible for liabilities and obligations of the Corporation that arise after the Conversion.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION


     The following description sets out all the material federal income tax consequences of general application of (i) the Conversion to the Partnership, the Unitholders, and the Corporation and (ii) the ownership of Common Stock following the Conversion to the holders of shares of such Common Stock (the "Shareholders"). This description does not address the various state, local or foreign tax consequences that may result from the Conversion or the ownership of shares of Common Stock. In addition, this description does not address any tax consequence that might result to a Unitholder or a Shareholder in light of such Unitholder's or Shareholder's particular circumstances, such as Unitholders or Shareholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"), who are foreign persons or who acquired their Common Units (or acquire their Common Stock) in connection with equity option or purchase plans or in other compensatory transactions.



     Except as otherwise indicated, this description of tax consequences is based on the Code and applicable Treasury regulations promulgated and proposed thereunder, each as amended and in effect on the date hereof, current positions of the Internal Revenue Service (the "IRS") contained in published Revenue Rulings and Revenue Procedures, and existing judicial decisions. No rulings have been requested from the IRS concerning any of the matters described in this Proxy Statement/Prospectus. The laws, regulations, administrative rulings and judicial decisions that form the basis for this description of the tax consequences of the Merger are very complex and are subject to change at any time, including possibly with retroactive effect. Therefore, no assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein.



     Kirkland & Ellis has confirmed to the Managing Partners and the Board of Directors that, subject to the qualifications and limitations set forth in this description (including in the prior two paragraphs), in the opinion of Kirkland & Ellis, this description sets out all the material federal income tax consequences of general application of (i) the Conversion to the Partnership, the Unitholders, and the Corporation and (ii) the ownership of Common Stock following the Conversion to the holders of shares of such Common Stock; provided that Kirkland & Ellis expresses no opinion as to the truth or accuracy of any factual statements contained in the description contained herein (including without limitation the statement on page 18 that the tax basis of the Partnership in its assets exceeded the amount of the Partnership's liabilities as of December 31, 1997 and the statement on page 19 regarding the aggregate amount of the Partnership's liabilities allocated to the Unitholders). Such confirmation is Exhibit 8.1 to the Registration Statement of which this Prospectus/Proxy Statement is a part. The opinion of Kirkland & Ellis is not binding on the IRS or the courts.



     For purposes of rendering its opinion, Kirkland & Ellis has assumed (without any independent investigation or review thereof) that;



     1. Original documents (including signatures) are authentic, documents submitted to it as copies conform to the original documents, and there is (or will be prior to the effective date of the Merger) due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof; and



     2. The truth and accuracy, at all relevant times, of all statements made by the Partnership, its management, employees and officers, and the Corporation, its management, employees, directors and officers, in connection with the Conversion, including but not limited to those set forth in the Registration Statement of which this Proxy Statement/Prospectus is a part (including the exhibits thereto); and that the Merger is performed without waiver or breach of the condition thereto.



     To the extent any of the statements and assumptions material to the opinion of Kirkland & Ellis and upon which Kirkland & Ellis has relied are not complete, correct, true and accurate in all material respects at all relevant times, such opinion would be adversely affected and should not be relied upon.

     Unitholders and Shareholders should be aware that there is no direct authority of general applicability governing certain aspects of the federal income tax treatment of a transaction such as the Merger that is structured as a merger of a partnership with and into a corporation, because this structure is an approach made available by recent developments in business organization law. Therefore, the description contained herein is based on authorities addressing the consequences of analogous transactions that used similar structures. Although it is possible that the IRS would take a position with respect to one or more aspects of the tax consequences of the Merger that is different than that described below, such a position should not be sustained if challenged.


DIFFERENCES BETWEEN COMMON UNITS AND COMMON STOCK IN GENERAL

     A partnership is a pass-through entity for federal income tax purposes. This means that a partnership is not liable for federal income tax on its taxable income. Rather, a partnership passes its taxable income (or loss) through to its owners (i.e., its limited and general partners) in proportion to their relative ownership interests. This is known as allocating a partnership's income and loss. Many items of income, gain, loss, and deduction are allocated separately to each partner in proportion to such partner's interest. The character of each item allocated separately to a partner is determined as if such item were realized or incurred directly from the source from which realized or incurred by the partnership. When income (or loss) is allocated to a partner, such partner is taxed on that income (or, subject to certain limitations, may deduct that loss). This tax is imposed on the partner regardless of whether the partnership actually distributes any cash or property to the partner. Thus, generally it is the allocation, not the distribution, of income (or loss) to a partner that results in tax (or a deduction) for that partner.

     A partner has a basis in the partnership interest that partner holds which is generally equal to either the cost of the partnership interest if purchased, or if not purchased, the amount of any cash or basis of any other property that partner transferred to the partnership, increased (or decreased) by that partner's share of the partnership's income (or loss) and decreased by the amount of any cash (or the basis of any property) distributed to that partner. Upon sale of the partnership interest, the partner realizes gain (or loss) equal to the excess (or deficit) of the amount received for the partnership interest less the partner's basis in the partnership interest. The partner's gain (or loss) upon sale is generally capital gain, but may be characterized as ordinary income to the extent of the partner's share of certain assets held by the partnership.

     Because a partnership does not pay tax on income it earns (but rather its partners are subject to tax on such income), partners of a partnership are subject to only one level of federal income tax on income earned in the business of such partnership. As owners of the Partnership through their Common Units, Unitholders receive the federal income tax treatment just described. The amount of Common Units owned by a Unitholder will determine the amount of income or loss allocated to such Unitholder by the Partnership.


     The Taxpayer Relief Act of 1997 amended certain rules applicable to the tax treatment of limited partnerships. However, these amendments have not changed the general tax treatment of the Partnership (as discussed above). Accordingly, the adoption of the Taxpayer Relief Act is not one of the reasons for converting the Partnership to corporate form.


     A corporation is a taxable entity and pays federal income tax at a maximum rate of 35% on its taxable income. A shareholder of a corporation generally is not taxed on any income earned by a corporation until the corporation distributes either cash or property (other than its stock) to the shareholder or the shareholder sells or exchanges stock at a gain. When cash or property is distributed, each portion of the distribution will be characterized in one of the following three ways: (i) as a dividend, (ii) as a capital gain, or (iii) as a return of capital. The portion of a distribution treated as a dividend is taxed at ordinary federal income tax rates, which for individuals range up to 39.6%. The portion treated as capital gain is generally currently taxed at a maximum rate of 20% in the case of stock held for more than 18 months and a maximum rate of 28% in the case of stock held for more than 12 months but not more than 18 months. Capital gains recognized with respect to stock held for not more than 12 months are taxed at ordinary income rates (i.e., a graduated rate up to a maximum of 39.6%). The portion treated as return of capital is not taxed.

     The amount of any distribution treated in any of the three alternative ways may differ for each shareholder, and may depend upon the value of the cash and property received, the percentage interest in the corporation owned by the shareholder receiving the distribution, and each shareholder's basis in such shareholder's shares. A shareholder's basis is generally equal to the cost of the stock (if purchased), or the amount of any cash and basis of other property contributed to the corporation (if not purchased), decreased by the amount of any distributions treated as a return of capital under the rules discussed above.


     Because corporations are taxed on their own taxable income, and because shareholders may be taxed again on that same income if it is distributed to them in the form of cash or property or realized through the sale or exchange of shares of stock at a gain, there are two levels of potential tax upon income earned by a corporation. Upon a sale of stock, a shareholder's gain (or loss) will be equal to the excess (or deficit) of the amount received for the stock over the shareholder's basis in that stock. The character of such gain (or loss) generally will be capital in nature.


     As holders of interests in a corporation, the owners of Common Stock will be subject to the tax treatment just described.

     Special rules apply to entities that are ordinarily exempt from federal income tax. In general, a tax-exempt limited partner's share of a partnership's taxable income constitutes "unrelated business taxable income" ("UBTI") and therefore a tax-exempt limited partner must pay federal income tax on its share of the partnership's taxable income at the income tax rates that apply to taxable entities. However, a tax-exempt entity that owns shares of stock of a corporation is not subject to tax on any of the corporation's taxable income (because such income does not flow through to the shareholders of the corporation). In addition, any dividends received from, and any gain attributable to the sale of shares of stock of, the corporation by a tax-exempt entity will not constitute UBTI (and therefore will not be taxable to the tax-exempt entity) except to the extent such tax-exempt entity's investment in the stock is considered debt-financed.

MERGER OF THE PARTNERSHIP AND THE CORPORATION

     Although there is no direct authority of general applicability, as referred to above in "-- Introduction," for federal income tax purposes the Merger should be treated as follows. The Partnership should be deemed to have transferred all its assets and liabilities to the Corporation and to have received shares of the Corporation in exchange, and then to have distributed those shares to the General Partners and the Unitholders in complete liquidation. If the tax basis of the Partnership in the assets transferred to the Corporation exceeds the amount of liabilities assumed by the Corporation in the transfer, no gain or loss should be recognized by the Partnership as a result of the Merger. If the liabilities assumed exceed the tax basis of the assets transferred, the Partnership would recognize gain in the amount of such excess, which gain would be allocated to the General Partners and the Unitholders. If no gain or loss is recognized by the Partnership as a result of the Merger, the assets of the Partnership will retain the same tax basis in the hands of the Corporation as they had prior to the Merger. If gain is recognized by the Partnership, the amount of such gain would be added to the basis of the assets in the hands of the Corporation. As of December 31, 1997, the tax basis of the Partnership in its assets exceeded the amount of the Partnership's liabilities. The Corporation will not recognize any gain or loss as a result of the Merger.

     The foregoing conclusions are based on the assumption that the General Partners and the Unitholders will own, in the aggregate, at least 80% of the shares of Common Stock outstanding immediately after the Merger, excluding from the numerator any shares received in the Merger that are sold after the Merger pursuant to a plan or arrangement established before the Merger (the "Control Assumption"). The Control Assumption should be correct unless, contrary to the best knowledge of the Partnership, Unitholders holding a significant percentage of the Common Units agree prior to the Merger to sell the shares they receive in the Merger. If the Control Assumption is not correct, the Merger will be treated as if the Partnership (a) sold all of its assets to the Corporation for an amount equal to the value of the shares of Common Stock received in the Merger, plus the liabilities of the Partnership assumed in the Merger, and (b) distributed the shares of Common Stock received in the Merger to the General Partners and the Unitholders. Accordingly, the Partnership would recognize gain (or loss) on the Merger in an amount equal to the amount by which the value of the shares of Common Stock received plus the amount of the Partnership's liabilities assumed exceeds (or is less than) its basis in the assets transferred and all such gain or loss would be allocated to the General Partners and the Unitholders.

     If the Control Assumption is not correct, the Corporation would still not recognize gain or loss on the Merger, but the Corporation's tax basis in the assets acquired from the Partnership would equal the value of the shares of Common Stock issued in the Merger plus the amount of the Partnership's liabilities assumed in the Merger, and the Corporation's holding period in the assets would begin the day after the Merger takes effect.

     Provided that the Partnership recognizes no gain or loss on the Merger (which gain or loss would be allocated to the General Partners and the Unitholders as discussed above), a General Partner or Unitholder will recognize no gain or loss except as follows: a General Partner or Unitholder may recognize gain as a result of the Merger to the extent that the liabilities of the Partnership allocated to such General Partner or Unitholder for federal income tax purposes prior to the Merger and assumed by the Corporation exceed such General Partner's or Unitholder's tax basis in his, her or its general partnership interest or Common Units, since for federal income tax purposes such General Partner's or Unitholder's relief from such share of the Partnership's liabilities will be treated as if such General Partner or Unitholder received a cash distribution from the Partnership in the amount of the liabilities assumed by the Corporation. As of December 31, 1997, the aggregate amount of liabilities of the Partnership allocated to the Unitholders was $38.203 million.

     The aggregate basis of any shares of Common Stock received in the Merger by a Unitholder in exchange for Common Units will equal the aggregate basis in such Common Units immediately before the Merger, increased by such Unitholder's share of the gain (if any) recognized by the Partnership as a result of the Merger. Such basis will be prorated among all shares of Common Stock received for such Common Units.

     Unitholders will have a split holding period in each share of Common Stock received. A share of Common Stock received in exchange for a Common Unit will have a holding period that begins on the day following the Merger to the extent that the value of such share on such date is attributable to certain of the Partnership's assets (essentially its assets that would generate ordinary income or loss when sold), and to the extent of the balance, will have a holding period that includes the period the Common Unit was held by the Unitholder.

POST-MERGER TREATMENT OF THE CORPORATION AND ITS SHAREHOLDERS

     A Unitholder who subsequently sells shares of Common Stock received in the Merger will recognize gain or loss measured by the difference between the amount realized on such sale and the Unitholder's tax basis in the shares of Common Stock sold. Each Unitholder who receives shares in the Merger will be required to file with the Unitholder's federal income tax return for the year in which the Merger is completed a statement that provides details relating to the Unitholder's Common Units (which will be considered to be property transferred), the shares of Common Stock, and the Unitholder's share of any liabilities assumed by the Corporation in the Merger. The Corporation will provide shareholders with information to assist them in preparing such statement.

     After the Merger, the income and deductions attributable to the assets and liabilities of the Corporation will not be allocated to the Corporation's shareholders. A shareholder will be taxed only on cash dividends and other distributions of property received from the Corporation, if any. Such distributions generally will be taxable as dividends to the extent of any current or accumulated earnings and profits of the Corporation. Any other distributions will be treated as a nontaxable return of capital to the extent of the shareholder's basis in his, her or its shares of Common Stock and as capital gain to the extent of the balance.

THE FOREGOING DESCRIPTION ADDRESSES ONLY THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER APPLICABLE TO UNITHOLDERS AND SHAREHOLDERS GENERALLY. EACH UNITHOLDER AND SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE MERGER TO HIM, HER OR IT.

                          ADOPTION OF 1998 STOCK PLAN

     The following is a summary of the 1998 Stock Plan and is qualified in its entirety by reference to the full 1998 Stock Plan, a copy of which is attached hereto as Exhibit B.

GENERAL

     The purpose of the 1998 Stock Plan is (i) to compensate certain directors of the Corporation and certain officers and employees of the Corporation and its subsidiaries for services rendered by such persons after the date of adoption of the 1998 Stock Plan to the Corporation or any subsidiary; (ii) to provide certain directors of the Corporation and certain officers and employees of the Corporation or its subsidiaries with significant additional incentive to promote the financial success of the Corporation; and (iii) to provide an incentive which may be used to induce able persons to become or remain directors of the Corporation or enter into or remain in the employment of the Corporation or any of its subsidiaries. Awards granted pursuant to the 1998 Stock Plan ("Awards") will be in the form of options to purchase shares of Common Stock.

SHARES SUBJECT TO THE 1998 STOCK PLAN

     An aggregate of 2,000,000 shares of Common Stock ("Shares") are subject to the 1998 Stock Plan. Awards are limited so that the sum of the following shall not as of any given time exceed 2,000,000 Shares: (i) all Shares subject to Awards outstanding under the 1998 Stock Plan at the given time and (ii) all Shares which shall have been issued by the Corporation by reason of the exercise at or prior to the given time of any of the Awards. In the event any Award shall expire or be terminated before it is fully exercised, then all Shares formerly subject to such Award as to which such Award was not exercised shall be available for any Award subsequently granted in accordance with the provisions of the 1998 Stock Plan. No fractional Shares will be eligible to be issued under this Plan.

ADMINISTRATION

     The 1998 Stock Plan is administered by the Compensation Committee of the Board of Directors of the Corporation (the "Board"), which Committee (the "Committee") is composed of members who are "Non-Employee Directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act") and "Outside Directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). However, option grants to members of the Committee must be approved by a majority of the directors who are not members of the Committee.

ELIGIBILITY

     A person shall be eligible to be granted an Award only if on the proposed Granting Date for such Award such person is a director of the Corporation or a full-time, salaried employee of the Corporation or any Subsidiary. A person eligible to be granted an Award is herein called a "Grantee." No Grantee is permitted to receive, during any calendar year, awards which would permit the Grantee to acquire more than 250,000 shares.

AWARDS

     Awards under the 1998 Stock Plan shall take the form of options to purchase shares of Common Stock. The Committee has broad discretion under the 1998 Stock Plan in determining Awards, including but not limited to the number of Shares covered thereby and provisions regarding grant price, expiration date, exercisability, vesting, forfeiture, transfer restrictions, payment and the impact, if any, of termination of employment on the foregoing. However, options intended to qualify for the performance-based exception to the $1 million deduction limit imposed by Section 162(m) of the Code may not have an exercise price that is less than the fair market value (determined on the option grant date) of the stock that would be acquired upon exercise of the option.

     Under the 1998 Stock Plan, the Committee may grant incentive stock options (each an "Incentive Stock Option" or "ISO"), non-qualified stock options (each a "Non-Qualified Stock Option" or "NQSO") or both types of options ("Option", as used herein, refers to any Incentive Stock Option or Non-Qualified Stock Option). In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to, and comply with, the requirements of Section 422 of the Code, as from time to time amended, and any regulations implementing such statute. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may, in its sole discretion, specify in the applicable Award agreement or thereafter.

AMENDMENTS AND TERMINATION

     Except as provided in the following two sentences, the Board has complete power and authority to amend the 1998 Stock Plan at any time and no approval by the Corporation's stockholders or by any other person, committee or other entity of any kind shall be required to make any amendment approved by the Board effective. So long as the Common Stock is eligible for trading on the New York Stock Exchange, the Board shall obtain stockholder approval for those amendments of this Plan required to be so approved pursuant to the New York Stock Exchange Rules. The Board shall not, without the affirmative approval of the Corporation's stockholders, amend the 1998 Stock Plan in any manner which would cause any outstanding Incentive Stock Options to no longer qualify as Incentive Stock Options. No termination or amendment of the 1998 Stock Plan may, without the consent of the holder of any Award obtained prior to such termination or the adoption of such amendment, materially and adversely affect the rights of such holder under such Award.

     The Board has the right and the power to terminate the 1998 Stock Plan at any time, provided that no Incentive Stock Options may be granted after the tenth anniversary of the adoption of the 1998 Stock Plan. No Award shall be granted under the 1998 Stock Plan after the termination of the 1998 Stock Plan, but the termination of the 1998 Stock Plan shall not have any other effect. Any Award outstanding at the time of the termination of the 1998 Stock Plan may be exercised after termination of the 1998 Stock Plan at any time prior to the expiration date of such Award to the same extent such Award would have been exercisable had the 1998 Stock Plan not terminated.

FEDERAL INCOME TAX CONSEQUENCES

     The federal income tax treatment of Options granted under the 1998 Stock Plan under present tax law is described generally below. Local and state tax authorities may also tax incentive compensation awarded under the 1998 Stock Plan.

     Non-Qualified Stock Options. There are no federal income tax consequences to a recipient or to the Corporation upon the grant of an NQSO under the 1998 Stock Plan. Upon the exercise of an NQSO, a recipient thereof will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares of Common Stock at the time of exercise over the exercise price of the NQSO, and the Corporation generally will be entitled to a corresponding federal income tax deduction. Upon the sale of shares of Common Stock acquired by the exercise of an NQSO, a recipient will have a capital gain or loss (long-term, mid-term or short-term depending upon the length of time the shares were held) in an amount equal to the difference between the amount realized upon the sale and the recipient's adjusted tax basis in such shares (the exercise price plus the amount of ordinary income recognized by the recipient at the time of exercise of the NQSO).

     Incentive Stock Options. A recipient of an ISO will not recognize taxable income for purposes of the regular income tax, upon either the grant or exercise of the ISO. However, for purposes of the alternative minimum tax imposed under the Code, in the year in which an ISO is exercised, the amount by which the fair market value of the shares of Common Stock acquired upon exercise exceeds the option price will be treated as an item of adjustment and included in the computation of the recipient's alternative minimum taxable income. An ISO recipient who disposes of the shares of Common Stock acquired upon exercise of an ISO more than two years from the date the ISO was granted and more than one year from the date such shares were transferred to him or her will recognize mid-term or long-term capital gain or loss in the amount of the difference between the amount realized on the sale and the option price, and the Corporation will not be entitled to any tax deduction by reason of the grant or exercise of the ISO. As a general rule, if an ISO recipient disposes of the shares of Common Stock acquired upon exercise of an ISO before satisfying both holding period requirements (a "disqualifying disposition"), his or her gain recognized on such a disposition will be taxed as ordinary income to the extent of lesser of (i) the difference between the fair market value of such shares on the date of exercise and the option price and (ii) the difference between the amount received in the disposition and the option price, and the Corporation will be entitled to a deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income on such a disqualifying disposition will be long-term, mid-term or short-term capital gain, depending upon the length of time the recipient held his or her shares prior to the disposition.

     Section 162(m). Under section 162(m) of the Code, the Corporation may be precluded from claiming a federal income tax deduction for total remuneration in excess of $1,000,000 paid to the chief executive officer or to any of the other four most highly compensated officers in any one year. Total remuneration would, subject to the exception described below, include amounts taxable to such officer upon the exercise of an NQSO, or upon the disqualifying disposition of shares acquired upon exercise of an ISO, granted under the 1998 Stock Plan. An exception does exist, however, for "performance-based compensation," including amounts taxable upon the exercise of an NQSO, or upon the disqualifying disposition of shares acquired upon exercise of an ISO, granted under a plan approved by stockholders that meets certain requirements. The 1998 Stock Plan is intended to permit granted under Options thereunder to meet the requirements of "performance-based compensation."

1998 STOCK PLAN BENEFITS

     Benefits to accrue to the Corporation's executive officers under the 1998 Stock Plan cannot be determined at this time. Option grants under the 1998 Stock Plan will be made at the discretion of the Compensation Committee.

                          VOTING AND PROXY INFORMATION

VOTING PROCEDURES

     Under the Partnership Agreement, a holder of a Common Unit may vote only if the holder has been admitted as a limited partner of the Partnership on or before the record date for the Special Meeting. Each Common Unit entitles the holder thereof to one vote with respect to each matter to be voted on at the Special Meeting. The Managing General Partner has set the close of business on April 13, 1998 as the record date (the "Record Date") for the determination of limited partners entitled to vote at the Special Meeting.

     The Partnership will accept proxies relating to a matter to be voted on at the Special Meeting at any time before such matter is voted on at the Special Meeting. The enclosed form of proxy, when properly completed and returned, will constitute a limited partner's vote for or against, or abstention on, each such matter. If a limited partner returns a form of proxy duly signed without voting, the limited partner will be deemed to have voted for the Conversion and for the 1998 Stock Plan.

REVOCATION OF PROXIES

     A limited partner may revoke a proxy any time during the solicitation period before its exercise by (i) delivering written notice of revocation to the Partnership, (ii) executing and delivering to the Partnership a later dated form of proxy or (iii) voting in person at the Special Meeting. Any such written notice or later dated proxy should be sent to Huntway Partners, L.P., 25129 The Old Road, Suite 322, Newhall, California 91381, Attention: Warren J. Nelson, Corporate Secretary.

VOTE REQUIRED; QUORUM

     Approval of the Conversion will require the affirmative vote of limited partners holding at least 66 2/3% of the outstanding Common Units. As of the Record Date, there were 14,583,958 Common Units outstanding. The presence, in person or by proxy, of limited partners holding more than 50% of the Common Units will constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be treated as present for the purpose of determining a quorum but will have the effect of votes against the Conversion Proposal.

     The Conversion may be deemed to result in a "change of control" for purposes of New York Stock Exchange Shareholder Approval Policy 312.03. Prior to the Conversion, the Managing General Partner generally controls the business and affairs of the Partnership and may only be removed by the affirmative vote of the 66 2/3% of the limited partners. Subsequent to the Conversion, the Board of Directors of the Corporation, as elected by the holders of Common Stock, will generally control the business and affairs of the Corporation. Approval of the Conversion by the limited partners will constitute approval of such "change of control."

     Approval of the 1998 Stock Plan will require the affirmative vote of a majority of the limited partners voting at the Special Meeting, in person or by proxy.

     The officers of the Partnership and certain affiliates of the General Partners own 40.9% of the outstanding Common Units. They have advised the Partnership that they will vote their Common Units in favor of the Conversion and the adoption of the 1998 Stock Plan.

SOLICITATION OF PROXIES

     This solicitation is being made by the Managing General Partner on behalf of the Partnership. The Partnership will pay the cost of soliciting proxies. The Partnership will reimburse brokerage houses and other nominees for their reasonable expenses of forwarding proxy materials to beneficial owners of Common Units. Representatives of Huntway may meet with brokers, research analysts and other members of the investment community to discuss the Conversion and the 1998 Stock Plan. Representatives of Huntway may also contact limited partners in person or by telephone, or arrange meetings with limited partners, to discuss the Conversion and the 1998 Stock Plan.

INDEPENDENT AUDITORS

     Representatives of Deloitte & Touche LLP, the Partnership's independent accountants, are expected to be present at the Special Meeting.

SHAREHOLDER PROPOSALS

     The first annual meeting of the Corporation subsequent to the Conversion is expected to be held in May of 1999. To be considered for presentation at such meeting, any matter that a stockholder may wish to propose for consideration must be submitted to the Corporation no later than December 31, 1998.

                                   MANAGEMENT

OPERATING COMMITTEE

     The Partnership's business and affairs are managed by the Managing General Partner rather than a board of directors. The Managing General Partner is itself a partnership and its business and affairs are managed by its general partner, Reprise Holdings, Inc. ("Reprise Holdings"), rather than a board of directors. Reprise Holdings is owned 90% by First Chicago Equity Corporation ("FCEC") and 10% by Madison Dearborn Partners III ("MDP III"). Reprise Holdings, as sole general partner of the Managing General Partner, has established an operating committee (the "Operating Committee") to consult with the sole director of Reprise Holdings with respect to the management of the Managing General Partner and the Partnership, and has elected the following individuals (each of whom has served since 1988) as members of the Operating Committee:

     Juan Y. Forster, age 61, has been principally employed as the President and Chief Executive Officer of Huntway for the past eight years.

     Samuel M. Mencoff, age 41, has been principally employed as a Vice President of Madison Dearborn Partners, Inc. ("MDP"), a private equity investment firm and an affiliate of MDP III, since January, 1993. Prior to January, 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital ("FCVC"), a private equity investment firm and an affiliate of FCEC. Mr. Mencoff is sole director, President and Treasurer of Reprise Holdings and is a general partner of MDP III. Mr. Mencoff also serves as a director of Buckeye Technologies, Inc. and Riverwood International Corp., forest products companies.

     Justin S. Huscher, age 44, has been principally employed as a Vice President of MDP since January, 1993. Prior to January, 1993, Mr. Huscher served as a Senior Investment Manager of First Chicago Investment Corporation, a private equity investment firm and an affiliate of FCEC. Mr. Huscher is Vice President and Secretary of Reprise Holdings and is a general partner of MDP III. Mr. Huscher also serves as a director of Homeside, Inc., a residential mortgage company.

     Raymond M. O'Keefe, age 72, has been principally employed for the last six years as President and Chief Executive Officer of Rokmanage, Inc., a management services firm.

OFFICERS

     The following list sets forth: (i) the name and age of each officer of the Partnership; (ii) the year in which each such person first joined the Partnership; and (iii) all positions with the Partnership presently held by each such person.

                                YEAR
                               JOINED
         NAME            AGE   HUNTWAY                           OFFICE
         ----            ---   -------                           ------
Juan Y. Forster........  61     1979    President and Chief Executive Officer
Lucian A. Nawrocki.....  52     1982    Executive Vice President, Asphalt Sales
Warren J. Nelson.......  47     1993    Executive Vice President and Chief Financial Officer
Terrance L. Stringer...  56     1992    Executive Vice President
Guy K. Young...........  40     1998    Manager of Operations/Benicia
William G. Darnell.....  61     1982    Vice President and General Manager/Benicia
Earl G. Fleisher.......  47     1991    Controller and Tax Manager
Michael W. Miller......  39     1979    Manager of Operations/Wilmington
Stephen P. Piatek......  41     1989    Vice President and General Counsel

     Each of the persons named above has held the position with Huntway set forth above for at least the past five years, with the exception of Mr. Young. Mr. Young was elected to his position with Huntway in March, 1998, after having served as Huntway's Assistant Manager of Operations/Benicia since January, 1998. Prior thereto, Mr. Young was Complex Manager of the East Refinery of the Hess Oil Virgin Islands Corporation from July, 1997 to December, 1997, and Operations Manager of Pacific Refining Company from January, 1993 to June, 1997. Each of the persons named above also holds a similar position with the Corporation and will continue to act in such capacity immediately following the Conversion. Each of the above-named officers (other than Mr. Young) and members of the Operating Committee was acting in such capacity at the time of the 1996 Restructuring.

BOARD OF DIRECTORS

     Immediately following the Conversion, the business and affairs of Huntway will be managed by the Board of Directors of the Corporation. Immediately following the Conversion, the Board of Directors will consist of Messrs. Forster, Mencoff, Huscher and Nelson and the following additional persons:

     Harris Kaplan, 47, currently serves as President of Eastgate Management Corporation, an offshore and domestic money management firm, and has served in such capacity since 1996. Mr. Kaplan served as a member of the management team of Nabors Industries, an oil service company, from 1988 to 1996.

     J.C. "Mac" McFarland, 51, currently acts as a consultant, having served as Chairman and Chief Executive Officer of McFarland Energy, Inc., an exploration and production company, from 1992 to 1997.

     Richard Spencer, 45, currently serves as a Manager of Westcliff Management, LLC, a money management firm, and has served in such capacity since 1993.

     The Board of Directors is divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board of Directors is elected each year. The Corporation's 1998 annual meeting of stockholders has been held. Messrs. Huscher and Mencoff are in the class to be re-elected in 1999, Messrs. Kaplan, McFarland and Spencer are in the class to be re-elected in 2000 and Messrs. Forster and Nelson are in the class to be re-elected in 2001. In connection with the 1997 Refinancing, Huntway agreed to use its best efforts to nominate and cause to be elected as a director of the Corporation one individual selected by B III Capital Partners, L.P. ("B III") and one individual selected by Lighthouse Investors, L.L.C. ("Lighthouse") at all times after the Conversion. This agreement will expire with respect to B III or Lighthouse when such person no longer owns Convertible Notes with a principal amount of at least $3.5 million or shares of Common Stock issued on conversion of Convertible Notes with a principal amount of at least $3.5 million or a combination of the two.

     The Board of Directors has established an Audit Committee and a Compensation Committee. Neither Committee has not conducted any meetings to date. The Corporation does not have a Nominating Committee.

     The Audit Committee reviews and, as it deems appropriate, recommends to the Board internal accounting and financial controls for the Corporation and accounting principles and auditing practices and procedures to be employed in the preparation and review of the Corporation's financial statements. The Committee also makes recommendations to the Board concerning the engagement of independent public accountants to audit the Corporation's annual financial statements and the scope of such audits. The Committee currently consists of Messrs. Kaplan, McFarland and Mencoff.

     The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of managerial employees and the establishment and administration of employee benefit plans. The Committee determines the compensation of executive officers and will (if the 1988 Stock Plan is approved at the Special Meeting) administer the 1988 Stock Plan. The Committee currently consists of Messrs. Huscher and Spencer.

COMPENSATION OF DIRECTORS

     The Corporation does not currently intend to pay any of its salaried employees any additional compensation for service on the Board of Directors, and does not currently anticipate paying any fee for participation on, or for attending meetings of, the Board to those members of the Board who are not its salaried employees. The Corporation currently intends to compensate non-employee Directors for service on the Board by granting such persons options under the 1998 Stock Plan. The nature and amount of such options has not yet been determined. The Corporation also intends to reimburse Board members for out-of-pocket costs associated with attending meetings (such as travel costs, food and lodging).

                 SECURITY OWNERSHIP OF CERTAIN SECURITYHOLDERS


     The following table sets forth information regarding the Common Stock projected to be beneficially owned immediately after the Conversion and the Related Transaction by (i) each person projected by the Corporation to be the beneficial owner of more than five percent of all Common Stock outstanding, (ii) the Partnership's chief executive officer and four other most highly compensated executive officers, (iii) each person who is a member of the Operating Committee or a director of the Corporation and (iv) all executive officers, Operating Committee members and directors of the Corporation as a group. To the knowledge of the Corporation, each of the persons named in the table will have sole voting and investment power with respect to the securities to be beneficially owned by it or him as set forth opposite its or his name unless otherwise noted and subject to community property laws where applicable. The projections are based upon the numbers of Common Units held on April 13, 1998 (to the extent known to the Corporation), as adjusted to reflect the Conversion and the Related Transaction.


                                                                      COMMON UNITS
                                                                   BENEFICIALLY OWNED
                                                                -------------------------
                                                                  NUMBER          PERCENT
                                                                  ------          -------
5% HOLDERS:
First Chicago Equity Corporation............................     5,320,518(1)      35.8
One First National Plaza
Chicago, IL 60670

Lighthouse Investors, LLC...................................     8,257,433(2)      37.2
200 Seventh Avenue, Suite 105
Santa Cruz, CA 95062

DDJ Capital Management, LLC.................................     5,333,333(3)      26.4
141 Linden Street, Suite S-4
Wellesley, MA 02181

Contrarian Capital Advisors, L.L.C. ........................     2,790,931(4)      16.7
411 West Putnam Avenue, Suite 225
Greenwich, CT 06830

Mr. Andre Danesh............................................     2,060,059(5)      12.9
Allied Financial Corp.
1583 Beacon Street Brookline, MA 02146

EXECUTIVE OFFICERS, OPERATING COMMITTEE MEMBERS AND
  DIRECTORS(6):
Juan Y. Forster.............................................       541,306(7)       3.6
Lucian A. Nawrocki..........................................        69,754(8)        .5
Warren J. Nelson............................................       181,400(9)       1.2
Terrance L. Stringer........................................        57,000(10)       .4
William G. Darnell..........................................        87,030(11)       .6
Samuel M. Mencoff...........................................        68,351           .5
Justin S. Huscher...........................................         8,218           .1
Raymond M. O'Keefe..........................................       129,489           .9
Harris Kaplan...............................................            --           --
J.C. McFarland..............................................        57,000(12)       .4
Richard Spencer.............................................     8,381,833(2)(13)  37.7
All executive officers, Operating Committee members and
  directors as a group (11 persons).........................     9,581,381(14)     42.5

-------------------------

 (1) Includes shares of Common Stock to be issued in the Conversion with respect to 147,313 Common Unit equivalents corresponding to the general partnership interests of the General Partners (to which 1% of each item of the Partnership's taxable income, gain, loss or deduction is allocated).

 (2) Includes 7,333,333 shares of Common Stock which Westcliff Capital Management, LLC, Westcliff, LLC, Lighthouse Investors, LLC, Lighthouse Capital, LLC and Lighthouse LLC will have the right to acquire after May 15, 1998 (unless such initial convertibility date is extended) through the conversion of Convertible Notes.



 (3) Consists of Common Stock which DDJ Capital Management, LLC and DDJ Capital III, LLC will have the right to acquire after May 15, 1998 (unless such initial convertibility date is extended) through the conversion of Convertible Notes.



 (4) Includes 1,833,333 shares of Common Stock which Contrarian Capital Advisors, L.L.C. and Contrarian Capital Management, L.L.C. will have the right to acquire after May 15, 1998 (unless such initial convertibility date is extended) through the conversion of Convertible Notes.


 (5) Includes 1,146,059 shares of Common Stock which Mr. Danesh will have the right to acquire within 60 days through the exercise of options currently outstanding.

 (6) The address of each person set forth below is c/o Huntway Refining Company, 25129 The Old Road, Suite 322, Newhall, California 91381.

 (7) Includes 78,750 shares of Common Stock which Mr. Forster will have the right to acquire within 60 days through the exercise of options currently outstanding under the Huntway 1996 Employee Incentive Option Plan (the "Existing Plan") and 15,000 shares of Common Stock to be purchased in the Related Transaction.

 (8) Includes 27,500 shares of Common Stock which Mr. Nawrocki will have the right to acquire within 60 days through the exercise of options currently outstanding under the Existing Plan and 5,000 shares of Common Stock to be purchased in the Related Transaction.

 (9) Includes 125,000 shares of Common Stock which Mr. Nelson will have the right to acquire within 60 days through the exercise of options currently outstanding under the Existing Plan and 12,000 shares of Common Stock to be purchased in the Related Transaction.

(10) Consists of 50,000 shares of Common Stock which Mr. Stringer will have the right to acquire within 60 days through the exercise of options currently outstanding under the Existing Plan and 7,000 shares of Common Stock to be purchased in the Related Transaction.

(11) Includes 22,500 shares of Common Stock which Mr. Darnell will have the right to acquire within 60 days through the exercise of options currently outstanding under the Existing Plan and 15,000 shares of Common Stock to be purchased in the Related Transaction.

(12) Consists of Common Stock to be purchased in the Related Transaction.

(13) Includes Common Stock shown above as beneficially owned by Lighthouse Investors, L.P.

(14) Includes 7,637,083 shares of Common Stock which executive officers, Operating Committee Members and directors will have the right to acquire within 60 days and 111,000 shares of Common Stock to be purchased in the Related Transaction.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following summary describes the Corporation's capital stock and the Corporation's certificate of incorporation (the "Certificate") and by-laws (the "By-laws"). This summary does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate and By-laws, which are included as exhibits to the Registration Statement of which this Proxy Statement/Prospectus forms a part, and by the provisions of applicable law.

     The Certificate and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Corporation and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Corporation unless such takeover or change in control is approved by the Board of Directors. In addition, under the terms of the Convertible Notes issued in connection with the 1997 Refinancing, if Huntway undergoes a "change of control," Huntway will be required to (i) make an offer to purchase all outstanding Convertible Notes for the outstanding principal amount thereof plus accrued interest and (ii) either (A) obtain the consent thereto of the lenders under Huntway's senior credit facilities or (B) repay all indebtedness outstanding (including letters of credit) under Huntway's senior credit facilities.

COMMON STOCK

     The shares of Common Stock to be issued by the Corporation in connection with the Conversion will be validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any shares of the Corporation's serial preferred stock (the "Serial Preferred Stock"), the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are not convertible and the holders thereof, as such, have no preemptive or subscription rights to purchase any securities of the Corporation. Upon liquidation, dissolution or winding up of the Corporation, the holders of Common Stock are entitled to receive pro rata the assets of the Corporation which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Serial Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

     The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SERIAL PREFERRED STOCK

     The Corporation's Board of Directors may, without further action by the Corporation's stockholders, from time to time direct the issuance of shares of Serial Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Any dividend preferences of outstanding shares of Serial Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Serial Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Corporation before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Serial Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Corporation's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of Directors then in office, the Board of Directors of the Corporation, without stockholder approval, may issue shares of Serial Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. There are no shares of Serial Preferred Stock outstanding, and the Corporation has no present intention to issue any shares of Serial Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Corporation and could increase the likelihood that incumbent directors will retain their positions.

     The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Corporation. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting.

     The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Corporation, including proposed nominations of persons for election to the Board.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Corporation's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Corporation .

     The Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Certificate and By-laws could enable a minority of the Corporation's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Corporation is subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status;
(ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Corporation and, accordingly, may discourage attempts to acquire the Corporation.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate provides that the Corporation shall indemnify Directors and officers of the Corporation to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock will be Bank Boston, N.A.


                              RESALE OF SECURITIES

SECURITIES ACT RESTRICTIONS

     Shares of Common Stock received in the Conversion by persons who are not affiliates of the Corporation will be freely transferable. Shares of Common Stock received in the Conversion by affiliates of the Corporation may only be sold in accordance with the provisions of Rule 145 under the Securities Act, pursuant to an effective registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. Rule 145 provides, in general, that such shares may be sold by an "affiliate" if (i) there is available adequate current public information with respect to the Corporation and (ii) the number of shares of Common Stock (whether or not received in the Conversion) sold by such "affiliate" within any three month period does not exceed the greater of 1% of the total number of outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date of receipt of the order to execute the transaction by a broker or the date of execution of the transaction directly with a market maker and (iii) the securities are sold in transactions directly with a "market maker" or in "brokers' transactions" within the meaning of Rule 144 under the Securities Act.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to an Amended and Restated Registration Rights Agreement, certain Unitholders have the right, subject to certain terms and conditions, to require the Partnership to register under the Securities Act for offer and sale to the public (including by way of underwritten public offering) certain of the Partnership's outstanding securities, including Common Units, and will have the right to require the Corporation to register certain of the Corporation's outstanding securities, including Common Stock, under similar circumstances. Such Unitholders may require Huntway to accomplish a maximum of two registrations on Form S-1, a maximum of eight registrations on Form S-3 and an unlimited number of "piggyback" registrations. Such registration rights expire at such time as the securities held by such Unitholders may be transferred free of any restriction (including any volume limitations imposed by Rule 144). The exercise by such Unitholders of their rights under such Agreement could result in the distribution of substantial amounts of Common Stock, including distributions in underwritten public offerings, and could adversely affect the market price of the Common Stock.

                                 LEGAL MATTERS

     The validity of the securities offered hereby, and certain federal income tax matters set forth under "Certain Federal Income Tax Consequences," will be passed upon for the Partnership by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Partnership as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated herein by reference from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             HUNTWAY PARTNERS, L.P.

                    PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma condensed statement of operations of the Partnership is derived from the historical financial statements of the Partnership and gives effect to the 1997 Refinancing and the Conversion as if such transactions had occurred on January 1, 1997. The following unaudited pro forma condensed balance sheet of the Partnership is derived from the historical balance sheet of the Partnership and gives effect to the Conversion as if such transaction had occurred on December 31, 1997.

                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                                                  PRO FORMA FOR
                                                     1997          PRO FORMA                      THE CONVERSION
                                                  REFINANCING       FOR THE        CONVERSION        AND THE
                                     HISTORICAL   ADJUSTMENTS   1997 REFINANCING   ADJUSTMENTS   1997 REFINANCING
                                     ----------   -----------   ----------------   -----------   ----------------
                                           (IN THOUSANDS, EXCEPT PER UNIT, PER SHARE AND MARKET PRICE DATA)
Revenues...........................   $96,715                       $96,715                          $96,715
                                      -------                       -------                          -------
Costs and expenses:
  Materials and processing costs...    85,201                        85,201                           85,201
  Selling and administrative
     expenses......................     4,476                         4,476                            4,476
  Interest expense.................     3,492                         3,492(a)                         3,492
  Depreciation and amortization....     2,414           40(b)         2,454                            2,454
                                      -------       ------          -------                          -------
Total costs and expenses...........    95,583           40           95,623                           95,623
                                      -------       ------          -------                          -------
Income from operations before
  income taxes.....................     1,132           40            1,092                            1,092
Income tax provision...............        --                            --             437(c)           437
Net income (loss)..................   $ 1,132       $   40          $ 1,092           $(437)         $   655
                                      =======       ======          =======           =====          =======
Diluted net income (loss) per unit
  or share.........................   $   .04          .02          $   .06           $(.02)         $   .04
Average diluted Common Unit
  equivalents or shares
  outstanding......................    26,481        9,055           17,426(d)                        17,426

-------------------------
(a) Notwithstanding the $10,043 increase in debt payable as a result of the 1997 Refinancing, interest expense remains essentially unchanged due to the lower interest rate on the new borrowings and the reduction in the effective interest rate on the Partnership's Industrial Development Bond.

(b) Gives effect to the amortization related to approximately $500 in costs associated with the 1997 Refinancing as though it had occurred on January 1, 1997.

(c) Provides for federal and state taxes on income payable by a corporation but not by a partnership, at an estimated rate of 40%.

(d) Consists of the total of the Common Unit equivalents outstanding immediately after the 1997 Refinancing plus 2,695 additional Common Units that would be issued upon the exercise of outstanding options using the treasury stock method. The effect of the Convertible Notes is antidilutive.

                       PRO FORMA CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                       CONVERSION         PRO FORMA FOR
                                                         HISTORICAL    ADJUSTMENTS        THE CONVERSION
                                                         ----------    -----------        --------------
                                                                         (IN THOUSANDS)
Current assets:
  Cash...............................................     $ 9,406       $    263(a)          $ 9,669
  Accounts receivable................................       4,066                              4,066
  Inventories........................................       4,112                              4,112
  Prepaid expenses...................................         587                                587
                                                          -------       --------             -------
Total current assets.................................      18,171            263              18,434
                                                          -------       --------             -------
Property, net........................................      59,346                             59,346
Other assets.........................................       1,025                              1,025
Goodwill.............................................       1,701                              1,701
                                                          -------       --------             -------
Total assets.........................................     $80,243       $    263             $80,506
                                                          =======       ========             =======
Current liabilities:
  Accounts payable...................................     $ 6,730       $    300(b)          $ 7,030
  Current portion of long-term obligations...........       1,449                              1,449
  Accrued interest...................................         571                                571
  Other accrued liabilities..........................       1,046                              1,046
                                                          -------       --------             -------
Total current liabilities............................       9,796            300              10,096
                                                          -------       --------             -------
Long-term obligations................................      36,668                             36,668
                                                          -------       --------             -------
Partners' capital....................................      33,779        (33,779)(b)(c)           --
                                                          -------       --------             -------
Shareholders' equity.................................          --         33,742(a)(b)(c)     33,742
                                                          -------       --------             -------
Total equity capital.................................      33,779
Total liabilities and capital........................     $80,243       $    263             $80,506
                                                          =======       ========             =======

-------------------------
(a) To reflect the Related Transaction described under "The
Conversion -- Related Transaction."

(b) An increase in accounts payable and reduction of equity capital of $300 to reflect the estimated transaction costs associated with the Conversion.

(c) To reflect the conversion from partnership to corporate form.

                                   EXHIBIT A
                          AGREEMENT AND PLAN OF MERGER

     Agreement and Plan of Merger dated as of January 26, 1998 (the "Merger Agreement"), by and between Huntway Refining Company, a Delaware corporation (the "Corporation"), and Huntway Partners, L.P., a Delaware limited partnership (the "Merging Partnership").

                                  WITNESSETH:

     WHEREAS, the Corporation is a corporation duly organized and validly existing under and by virtue of the laws of the State of Delaware, having authorized capital stock consisting of (i) 1,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"); and (ii) 75,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of which no shares of Preferred Stock are outstanding and 1,000 shares of Common Stock are outstanding and owned by the Merging Partnership;

     WHEREAS, the Merging Partnership is a limited partnership duly organized and validly existing under the laws of the State of Delaware, having outstanding
(i) limited partnership interests representing Common Units (as defined in the Merging Partnership's Amended and Restated Agreement of Limited Partnership dated as of November 9, 1988, as amended (the "Partnership Agreement")) (the "Merging Common Units") of which 14,583,958 are outstanding as of the date hereof, (ii) a general partnership interest representing the Managing General Partner's Percentage Interest (as defined in the Partnership Agreement) (the "MGP's Units") and (iii) a general partnership interest representing the Special General Partner's Percentage Interest (as defined in the Partnership Agreement) (the "SGP's Units");

     WHEREAS, the Board of Directors of the Corporation and the general partners of the Merging Partnership deem it advisable that the Merging Partnership merge with and into the Corporation, upon the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware (the "Merger"), and that the Merging Common Units, the MGP's Units and the SGP's Units be converted into Common Stock upon consummation of the Merger as set forth herein;

     WHEREAS, the parties hereto intend that the Merger qualify as tax-free reorganization for federal income tax purposes; and

     WHEREAS, (i) the Board of Directors of the Corporation has, by resolution, duly approved and adopted the provisions of this Merger Agreement as the agreement of merger required by Section 263 of the General Corporation Law of the State of Delaware (the "General Corporation Law"), (ii) the general partners of the Merging Partnership have, by resolutions, duly approved and adopted the provisions of this Merger Agreement as the agreement of merger required by
Section 17-211 of the Delaware Revised Uniform Limited Partnership Act ("RULPA") and (iii) the Merging Partnership, as the sole owner of the outstanding stock of the Corporation entitled to vote for the adoption of the Merger Agreement, has duly approved and adopted the provisions of this Merger Agreement as the agreement of merger required by Section 263 of the General Corporation Law;

     NOW, THEREFORE, the parties hereto agree as follows:

     ARTICLE 1. EFFECT OF THE MERGER; MANNER AND BASIS OF CONVERSION.

     1.1 At the Effective Time (as hereinafter defined), (i) the Merging Partnership shall be merged with and into the Corporation and the separate partnership existence of the Merging Partnership (except as may be continued by operation of law) shall cease and (ii) the Corporation shall continue as the surviving corporation, all with the effects provided by Section 259 of the General Corporation Law and Section 17-211 of RULPA. The Corporation, in its capacity as the surviving corporation of the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Without limiting the provisions of Section 1.1, at the Effective Time:

          (a) the Corporation shall assume all obligations of the Merging Partnership under the Amended and Restated Collateralized Note Indenture dated as of December 12, 1996, as amended, between the Merging Partnership and Fleet National Bank, as trustee (the "Senior Trustee");

          (b) the Corporation shall assume all obligations of the Merging Partnership under the 9 1/4% Senior Subordinated Secured Convertible Note Indenture dated as of October 15, 1997, as amended, between the Merging Partnership and State Street Bank and Trust Company, as trustee (the "Senior Subordinated Trustee");

          (c) the Corporation shall assume all obligations of the Merging Partnership under the Amended and Restated Junior Subordinated Debenture Indenture dated as of December 12, 1996, as amended, between the Merging Partnership and IBJ Schroder Bank & Trust Company, as trustee; and

          (d) the Corporation shall assume all obligations of the Merging Partnership under the Collateral Documents (as defined in the Amended and Restated Intercreditor and Collateral Trust Agreement dated as of December 12, 1996, as amended, among Bankers Trust Company, as issuer of letters of credit, Mellon Bank, N.A., as trustee for First Plaza Group Trust, Oppenheimer & Company, Inc. ("Oppenheimer"), as agent for itself and certain affiliated entities, Lindner Growth Fund, the Senior Trustee, United States Trust Company of New York, as collateral agent, the Senior Subordinated Trustee, Lighthouse Investors, L.L.C., B III Capital Partners, L.P., Contrarian Capital Fund I, L.P., Contrarian Capital Fund II, L.P, The IBM Retirement Plan Trust, and Oppenheimer as agent for itself and as agent for Oppenheimer Horizon Partners, L.P., Oppenheimer Institutional Horizon Partners, L.P., Oppenheimer International Horizon Fund II Ltd., and The & Trust).

     1.3 At the Effective Time, (i) each Merging Common Unit issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the Merging Partnership, the partners of the Merging Partnership, the Corporation or any other person, be converted into one share of Common Stock, (ii) the MGP's Units issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the Merging Partnership, the partners of the Merging Partnership, the Corporation or any other person, be converted into the number of shares of Common Stock equal to .9% of the Merger Common Stock, rounded to the next lower whole number of shares and (iii) the SGP's Units issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the Merging Partnership, the partners of the Merging Partnership, the Corporation or any other person, be converted into the number of shares of Common Stock equal to .1% of the Merger Common Stock. "Merger Common Stock" means the total number of shares of Common Stock referred to in clauses (i), (ii) and (iii) of the preceding sentence.

     1.4 The authority of the officers of the Merging Partnership shall continue with respect to the due execution in the name of the Merging Partnership of tax returns, instruments of transfer or conveyance and other documents where the execution thereof is required or convenient to comply with any provision of applicable law, any contract to which the Merging Partnership is or was a party or this Merger Agreement.

     1.5 The name of the Surviving Corporation shall be Huntway Refining
Company.

     ARTICLE 2. EFFECTIVE TIME.

     2.1 Upon the fulfillment or waiver of the condition specified in Article 5 hereof and provided that this Merger Agreement has not been terminated and abandoned pursuant to Section 6.2 hereof, the Corporation and the Merging Partnership shall cause a Certificate of Merger with respect to the Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, all as provided for in and in accordance with Section 263 of the General Corporation Law and Section 17-211 of RULPA.

     2.2 The Merger shall become effective at the time and date as provided by applicable law (the "Effective Time").

     ARTICLE 3. ADDITIONAL AGREEMENTS.

     3.1 Each of the parties hereto shall (subject to any qualifications specified in this Article 3, the conditions specified in Article 5 and the fiduciary obligations of its board of directors or its general partners) diligently use its best efforts to cause the Merger to be consummated and to be consummated at the earliest practicable date. Such best efforts shall include the vigorous defense of any suit or proceeding instituted against it in connection with the transactions contemplated by this Merger Agreement.

     3.2 The Merging Partnership shall submit this Merger Agreement and the Merger to its limited partners for adoption and approval and shall take all other action necessary or helpful to secure a vote of its limited partners in favor of the Merger.

     3.3 Prior to the Effective Time, each party hereto shall use its best efforts to obtain the consent of all private third parties and governmental authorities necessary to its consummation of the Merger.

     3.4 Each party hereto shall give prompt notice to the other party hereto of the occurrence or failure to occur of any event, which occurrence or failure would cause or would be likely to cause the condition to the obligations of the parties hereto to effect the Merger not to be satisfied.

     ARTICLE 4. CERTIFICATE OF INCORPORATION AND BY-LAWS; BOARD OF DIRECTORS.

     4.1 The Certificate of Incorporation and By-laws of the Corporation as in effect at the Effective Time shall govern the Surviving Corporation until such certificate or by-laws are amended in accordance with the terms thereof.

     4.2 The members of the Board of Directors and the officers of the Corporation holding office immediately prior to the Effective Time shall be the members of the Board of Directors and the officers (holding the same positions as they held with the Corporation immediately prior to the Effective Time) of the Surviving Corporation and shall hold such offices until the expiration of their current terms, or until their earlier death, resignation or removal.

     ARTICLE 5. CONDITION.

     5.1 The respective obligations of the Merging Partnership and the Corporation to consummate the Merger under this Merger Agreement are subject to the fulfillment of the condition that adoption of this Merger Agreement shall have been approved by the affirmative vote of limited partners of the Merging Partnership holding at least 66 2/33% of the outstanding Merging Common Units.

     ARTICLE 6. AMENDMENT AND TERMINATION.

     6.1 The Merging Partnership and the Corporation, by mutual consent of the general partners of the Merging Partnership and the Board of Directors of the Corporation, may amend, modify or supplement this Merger Agreement in such manner as may be agreed upon by them in writing.

     6.2 This Merger Agreement may be terminated and the Merger may be abandoned for any reason by the general partners of the Merging Partnership or the Board of Directors of the Corporation at any time prior to the Effective Time. In the event of the termination of this Merger Agreement as provided herein, this Merger Agreement shall forthwith become void and there shall be no liability hereunder on the part of the parties hereto or their respective partners, officers and directors.

     ARTICLE 7. INDEMNIFICATION OF MERGING PARTNERSHIP'S GENERAL PARTNERS.

     7.1 From and after the Effective Time, to the fullest extent permitted by law, each Indemnitee (as defined in the Partnership Agreement) shall be indemnified and held harmless by the Corporation from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of any actions or failure to act by such

Indemnitee (or any other Indemnitee) relating in any way to the Merging Partnership or a subsidiary of the Merging Partnership (a "Subsidiary"), or which relate to or arise out of the Merging Partnership, or any Subsidiary, or the property, business or affairs of the Merging Partnership or any Subsidiary, or such person's services with any other entity at the request of the Managing General Partner (as defined in the Partnership Agreement) or other representative of the Merging Partnership or such Indemnitee's status as a general partner of the Merging Partnership or an affiliate thereof, or a registration statement or any document filed with or submitted to the Securities and Exchange Commission relating to the Merging Partnership or any indemnification of underwriters given in connection therewith, regardless of whether the Indemnitee serves as a general partner of the Merging Partnership, an affiliate thereof or a partner, director, officer or employee thereof or in any other capacity at the time any such liability or expense is paid or incurred, and regardless that the liability or expense accrued at or relates to, in whole or in part, any time before the Effective Time, if the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in, or not opposed to, the best interests of the Merging Partnership, and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee is not entitled to indemnification hereunder. Any indemnification pursuant to this Article 7 shall be made only out of the assets of the Surviving Corporation and to the extent provided by the first sentence of this Section 7.1.

     7.2 The Surviving Corporation shall promptly reimburse any Indemnitee on demand for costs incurred by the Indemnitee to evaluate, defend against, settle, satisfy or otherwise deal with any claim (including all such costs incurred prior to the final disposition of such claim), upon receipt by the Surviving Corporation of an undertaking by or on behalf of the Indemnitee to repay such amount to the extent it shall be finally determined that the Indemnitee is not entitled to payment from the Surviving Corporation for such costs. If the Surviving Corporation shall deny any claim for indemnification in whole or in part, then the Indemnitee shall have the right to have such issue determined by a court in Delaware and in such proceeding the Indemnitee shall be presumed to be entitled to the indemnification sought unless the Surviving Corporation is able to establish by clear and convincing evidence that the standards necessary to entitle such Indemnitee to indemnification have not been satisfied. The Indemnitee shall also be entitled to reimbursement from the Surviving Corporation for attorneys' fees and other expenses the Indemnitee incurs in connection with any such court action except to the extent the court finds such claims were so clearly without merit that prosecuting such claims amounted to bad faith on the part of the Indemnitee. The Surviving Corporation shall also pay the Indemnitee interest at a rate 200 basis points in excess of the prime rate (as published in The Wall Street Journal) on any amount owed by the Surviving Corporation to the Indemnitee under this Article 7 from the time payment of such amount shall be requested by such Indemnitee until such amount shall actually be paid to the Indemnitee.

     7.3 The indemnification provided by this Article 7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, certificate of incorporation or bylaw of the Surviving Corporation or as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a general partner of the Merging Partnership, an affiliate thereof or a partner, director, officer or employee thereof and to action in any other capacity, shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of an Indemnitee.

     7.4 For purposes of this Article 7, the Merging Partnership shall be deemed to have requested an Indemnitee to serve as a fiduciary of an employee benefit plan whenever the performance by him of his duties to the Merging Partnership also imposes duties on, or otherwise involves services by, him to the plan or participants or beneficiaries of the plan. Excess taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines" within the meaning of Section 7.1.

     7.5 An Indemnitee shall not be denied indemnification in whole or in part under this Article 7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the Partnership Agreement.

     7.6 The provisions of this Article 7 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrator and personal representatives and shall not be deemed to create any rights for the benefit of any other persons. The provisions of this Article 7 shall not be amended in any way that would adversely affect an Indemnitee without the consent of such Indemnitee.

     ARTICLE 8. MISCELLANEOUS.

     8.1 This Merger Agreement may be executed in two counterparts, both of which taken together shall constitute one and the same instrument.

     8.2 The internal law and not the law of conflicts of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Merger Agreement.

     8.3 This Merger Agreement is not intended to confer upon any person (other than the parties hereto and their respective successors and assigns) any rights or remedies hereunder or by reason hereof.

                                   * * * * *

                                                                       EXHIBIT B

                            HUNTWAY REFINING COMPANY

                           1998 STOCK INCENTIVE PLAN

                                   ARTICLE 1

                          IDENTIFICATION OF THIS PLAN

     1.1 Title. The plan described herein shall be known as the 1998 Stock Incentive Plan (this "Plan").

     1.2 Purpose. The purpose of this Plan is (i) to compensate certain directors of Huntway Refining Company (the "Company") and certain officers and employees of the Company and its Subsidiaries for services rendered by such persons after the date of adoption of this Plan to the Company or any Subsidiary; (ii) to provide certain directors of the Company and certain officers and employees of the Company and its Subsidiaries with significant additional incentive to promote the financial success of the Company; and (iii) to provide an incentive which may be used to induce able persons to become or remain directors of the Company or to enter into or remain in the employment of the Company or any Subsidiary.

     1.3 Effective Date. The Plan shall become effective upon its approval by the Board of Directors and by the general partners and limited partners of Huntway Partners, L.P., the Company's current parent (the "Effective Date").

     1.4 Defined Terms. Certain capitalized terms used herein have the meanings as set forth in Section 10.1 of this Plan.

                                   ARTICLE 2

                          ADMINISTRATION OF THIS PLAN

     2.1 Initial Administration. This Plan shall be administered by a Compensation Committee (the "Committee") of the Board of Directors comprised of persons appointed by the Board of Directors of the Company in accordance with the provisions of Section 2.3.

     2.2 Committee's Powers. The Committee shall have full power and authority to prescribe, amend and rescind rules and procedures governing administration of this Plan. The Committee shall have full power and authority (i) to interpret the terms of this Plan, the terms of the Awards and the rules and procedures established by the Committee and (ii) to determine the meaning of or requirements imposed by or rights of any person under this Plan, any Award or any rule or procedure established by the Committee. Each action of the Committee which is within the scope of the authority delegated to the Committee by this Plan or by the Board shall be binding on all persons.

     2.3 Committee Membership. The Committee shall be composed of two or more members of the Board, each of whom is an "outside director" as defined in
Section 162(m) of the Code and a "Non-Employee Director," as defined in Securities and Exchange Commission Rule 16b-3, as amended ("Rule 16b-3"), or any successor rules or government pronouncements. Subject to the preceding sentence, the Board shall have the power to determine the number of members which the Committee shall have and to change the number of membership positions on the Committee from time to time. The Board shall appoint all members of the Committee. The Board may from time to time appoint members to the Committee in substitution for, or in addition to, members previously appointed and may fill vacancies, however caused, on the Committee. Any member of the Committee may be removed from the Committee by the Board at any time with or without cause.

     2.4 Committee Procedures. The Committee shall hold its meetings at such times and places as it may determine. The Committee may make such rules and regulations for the conduct of its business as it shall deem advisable. Unless the Board or the Committee expressly decides to the contrary, a majority of the members of the Committee shall constitute a quorum and any action taken by a majority of the Committee

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

members in attendance at a meeting at which a quorum of Committee members are present shall be deemed an act of the Committee.

     2.5 Indemnification. No member of the Committee shall be liable, in the absence of bad faith, for any act or omission with respect to his or her service on the Committee under this Plan. Service on the Committee shall constitute service as a director of the Company so that the members of the Committee shall be entitled to indemnification and reimbursement as directors of the Company for any action or any failure to act in connection with service on the Committee to the full extent provided for at any time in the Company's Certificate of Incorporation and By-Laws, or in any insurance policy or other agreement intended for the benefit of the Company's directors.

     2.6 Approval Required for Awards to Committee Members. Notwithstanding any other provision of this Plan, the Committee may not issue an Option to any member of the Committee without the prior approval of a majority of those members of the Board of Directors who are not members of the Committee.

                                   ARTICLE 3

                       PERSONS ELIGIBLE TO RECEIVE AWARDS

     A person shall be eligible to be granted an Award only if on the proposed Granting Date for such Award such person is a director of the Company or a full-time, salaried employee of the Company or any Subsidiary. A person eligible to be granted an Award is herein called a "Grantee."

                                   ARTICLE 4

                                GRANT OF AWARDS

     4.1 Power to Grant Awards. The Committee is authorized under this Plan to issue options (each, an "Option") to purchase shares of Common Stock, par value $.01 per share, of the Company ("Common Stock"). The entering into of any such arrangement is referred to herein as the grant of an "Award."

     4.2 Granting Date. An Award shall be deemed to have been granted under this Plan on the date (the "Granting Date") which the Committee designates as the Granting Date at the time it approves such Award, provided that the Committee may not designate a Granting Date with respect to any Award which is earlier than the date on which the granting of such Award is approved by the Committee.

     4.3 Award Terms Which the Committee May Determine. Subject to the terms of this Plan, the Committee shall have the power to determine the Grantee to whom Awards are granted, the number of Shares subject to each Award, the number of Awards granted to each Grantee and the time at which each Award is granted. Except as otherwise expressly provided in this Plan, the Committee shall also have the power to determine, at the time of the grant of each Award, all terms and conditions governing the rights and obligations of the holder with respect to such Award. The Committee shall have the power to determine: (a) the exercise price per Share or the method by which the exercise price per Share will be determined; provided that the exercise price per Share shall not be less than 50% of the fair market value of the Common Stock on the date of grant or less than the par value of a Share; (b) the length of the period during which the Option may be exercised and any limitations on the number of Shares purchasable with the Option at any given time during such period; (c) the times at which the Option may be exercised; (d) any conditions precedent to be satisfied before the Option may be exercised, such as vesting period; (e) any restrictions on resale of any Shares purchased upon exercise of the Option; (f) the extent to which the Option may be transferable; and (g) whether the Option will constitute an Incentive Stock Option.

     4.4 Award Agreement. No person shall have any rights under any Award unless and until the Company and the person to whom such Award is granted have executed and delivered an agreement expressly granting the Award to such person and containing provisions setting forth the terms of the Award (an "Award Agreement").

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

     4.5 Limitation on Shares Issuable to any Grantee. The aggregate number of Shares that may relate to Awards granted to a Grantee during any calendar year (including Awards already exercised by the Grantee) shall not exceed 250,000 shares, as adjusted pursuant to Article 8 of this Plan.

                                   ARTICLE 5

                                  AWARD TERMS

     5.1 Plan Provisions Control Terms. The terms of this Plan shall govern all Awards. In the event any provision of any Award Agreement conflicts with any term in this Plan as constituted on the Granting Date of such Award, the term in this Plan as constituted on the Granting Date of the Award shall control. Except as provided in Article 8, the terms of any Award may not be changed after the Granting Date of such Award without the express approval of the Committee and the Award Holder.

     5.2 Term Limitation. No Incentive Stock Option may be granted under this Plan which is exercisable more than ten years after its Granting Date. This
Section 5.2 shall not be deemed to limit the term which the Committee may specify for any Awards (including Options) granted under this Plan which are not intended to be Incentive Stock Options.

     5.3 Transfer of Awards. An Award granted pursuant to this Plan may be transferable as provided in the Award Agreement. It shall be a condition precedent to any transfer of any Award that the transferee executes and delivers an agreement acknowledging such Award has been acquired for investment and not for distribution and is and shall remain subject to this Plan and the Award Agreement. The "Holder" of any Award shall mean (i) the initial grantee of such Award or (ii) any permitted transferee.

     5.4 $100,000 Per Year Limit on Incentive Stock Options. No Grantee may be granted Incentive Stock Options if the value of the Shares subject to those options which first become exercisable in any given calendar year (and the value of the Shares subject to any other Incentive Stock Options issued to the Grantee under this Plan or any other plan of the Company or its Subsidiaries which first become exercisable in such year) exceeds $100,000. For this purpose, the values of Shares shall be determined on the respective Granting Dates of the Options to which they are subject. Any Incentive Stock Options issued in excess of the $100,000 limit shall be treated as Options that are not Incentive Stock Options. Incentive Stock Options shall be taken into account in the order in which they were granted.

     5.5 No Right to Continuing Service Conferred. Nothing in this Plan or (in the absence of an express provision to the contrary) in any Award Agreement (i) confers any right or obligation on any person to continue as a director of the Company or in the employ of the Company or any Subsidiary or (ii) affects or shall affect in any way any person's right or any right of the Company or any Subsidiary to terminate such person's service as director of the Company or employment with the Company or any Subsidiary at any time, for any reason, with or without cause.

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                                   ARTICLE 6

                             REGULATORY COMPLIANCE

     6.1 Taxes. The Company or any Subsidiary shall be entitled, if the Committee deems it necessary or desirable, to withhold from an Award Holder's salary or other compensation (or to secure payment from the Award Holder in lieu of withholding) all or any portion of any withholding or other tax due from the Company or any Subsidiary with respect to any Shares deliverable under such Holder's Award. The Company may defer delivery under a Holder's Award until indemnified to its satisfaction with respect to such withholding or other taxes.

     6.2 Securities Law Compliance. Each Award shall be subject to the condition that such Award may not be exercised if and to the extent the Committee determines that the sale of securities upon exercise of the Award may violate the Securities Act or any other law or requirement of any governmental authority. The Company shall not be deemed by any reason of the granting of any Award to have any obligation to register the Shares subject to such Option under the Securities Act or to maintain in effect any registration of such Shares which may be made at any time under the Securities Act. An Award shall not be exercisable if the Committee or the Board determines there is non-public information material to the decision of the Holder to exercise such Award which the Company cannot for any reason communicate to such Holder.

                                   ARTICLE 7

                          SHARES SUBJECT TO THIS PLAN

     Except as provided in Article 8, an aggregate of 2,000,000 Shares of Common Stock shall be subject to this Plan. Except as provided in Article 8, the Awards shall be limited so that the sum of the following shall not as of any given time exceed 2,000,000 Shares: (i) all Shares subject to Awards outstanding under this Plan at the given time and (ii) all Shares which shall have been issued by the Company by reason of the exercise at or prior to the given time of any of the Awards. The Common Stock issued under this Plan may be either authorized and unissued shares, shares reacquired and held in the treasury of the Company, or both, all as from time to time determined by the Board. In the event any Award shall expire or be terminated before it is fully exercised, then all Shares formerly subject to such Award as to which such Award was not exercised shall be available for any Award subsequently granted in accordance with the provisions of this Plan. No fractional Shares will be eligible to be issued under this Plan.

     In the event of a change in the Shares as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Shares within the meaning of this Plan.

                                   ARTICLE 8

                     ADJUSTMENTS TO REFLECT ORGANIC CHANGES

     The Board shall appropriately and proportionately adjust the number and kind of Shares subject to outstanding Awards, the price for which Shares may be purchased upon the exercise of outstanding Awards, and the number and kind of Shares available for Awards subsequently granted under this Plan to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in the capitalization of the Company which the Board determines to be similar, in its substantive effect upon this Plan or the Awards, to any of the changes expressly indicated in this sentence. The Board may (but shall not be required to) make any appropriate adjustment to the number and kind of Shares subject to outstanding Awards, the price for which Shares may be purchased upon the exercise of outstanding Awards, and the number and kind of Shares available for Awards subsequently granted under this Plan to reflect any spin-off, spin-out or other distribution of assets to stockholders or any acquisition of the Company's stock or assets or other change which the Board determines to be similar, in its substantive effect upon this Plan or the Awards, to any of the changes expressly indicated in this sentence. The Committee shall have the power to determine
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

the amount of the adjustment to be made in each case described in the preceding two sentences, but no adjustment approved by the Committee shall be effective until and unless it is approved by the Board. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, the Board may (but shall not be required to) substitute the per share amount of such stock, securities or assets for Shares upon any subsequent exercise of any Award.

                                   ARTICLE 9

                     AMENDMENT AND TERMINATION OF THIS PLAN

     9.1 Amendment. Except as provided in the following two sentences, the Board shall have complete power and authority to amend this Plan at any time and no approval by the Company's stockholders or by any other person, committee or other entity of any kind shall be required to make any amendment approved by the Board effective. So long as the Common Stock is eligible for trading on the New York Stock Exchange, the Board shall obtain stockholder approval for those amendments of this Plan required to be so approved pursuant to the New York Stock Exchange Rules. The Board shall not, without the affirmative approval of the Company's stockholders, amend this Plan in any manner which would cause any outstanding Incentive Stock Options to no longer qualify as Incentive Stock Options. No termination or amendment of this Plan may, without the consent of the Holder of any Award obtained prior to termination or the adoption of such amendment, materially and adversely affect the rights of such Holder under such Award.

     9.2 Termination. The Board shall have the right and the power to terminate this Plan at any time, provided that no Incentive Stock Options may be granted after the tenth anniversary of the adoption of this Plan. No Award shall be granted under this Plan after the termination of this Plan, but the termination of this Plan shall not have any other effect. Any Award outstanding at the time of the termination of this Plan may be exercised after termination of this Plan at any time prior to the Expiration Date of such Award to the same extent such Award would have been exercisable had this Plan not terminated.

                                   ARTICLE 10

                 DEFINITIONS AND OTHER PROVISIONS OF THIS PLAN

     10.1 Definitions. Each term defined in this Section 10.1 has the meaning indicated in this Section 10.1 whenever such term is used in this Plan:

     "Award" has the meaning such term is given in Section 4.1 of this Plan.

     "Award Agreement" has the meaning such term is given in Section 4.4 of this Plan.

     "Board of Directors" and "Board" both mean the Board of Directors of the Company as constituted at the time the term is applied.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Committee" has the meaning such term is given in Section 2.1 of this Plan.

     "Common Stock" means the issued or issuable Common Stock, par value $.01 per share, of the Company.

     "Company" as applied as of any given time shall mean Huntway Corporation, a Delaware corporation, except that if prior to the given time any corporation or other entity has acquired all or a substantial part of the assets of the Company (as herein defined) and has agreed to assume the obligations of the Company under this Plan, or is the survivor in a merger or consolidation to which the Company was a party, such corporation or other entity shall be deemed to be the Company at the given time.

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

     "Expiration Date" as applied to any Award means the date specified in the Award Agreement between the Company and the Holder as the expiration date of such Award. If no expiration date is specified in the Award Agreement relating to any Award, then the Expiration Date of such Award shall be the day prior to the tenth anniversary of the Granting Date of such Award. Notwithstanding the preceding sentences, if the person to whom any Incentive Stock Option is granted owns, on the Granting Date of such Option, stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company (or of any parent or Subsidiary of the Company in existence on the Granting Date of such Option), and if no expiration date is specified in the Award Agreement relating to such Option, then the Expiration Date of such Option shall be the day prior to the fifth anniversary of the Granting Date of such Option.

     "Grantee" has the meaning such term is given in Article 3 of this Plan.

     "Granting Date" has the meaning such term is given in Section 4.2 of this Plan.

     "Holder" has the meaning such term is given in Section 5.3 of this Plan.

     "Incentive Stock Option" means an incentive stock option, as defined in Code Section 422, which is granted pursuant to this Plan.

     "Option" has the meaning such term is given in Section 4.3 of this Plan.

     "Plan" has the meaning such term is given in Section 1.1 of this Plan.

     "Securities Act" at any given time shall consist of: (i) the Securities Act of 1933 as constituted at the given time; (ii) any other law or laws promulgated prior to the given time by the United States Government which are in effect at the given time and which regulate or govern any matters at any time regulated or governed by the Securities Act of 1933; (iii) all regulations, rules, registration forms and other governmental pronouncements issued under the laws specified in clauses (i) and (ii) of this sentence which are in effect at the given time; and (iv) all interpretations by any governmental agency or authority of the things specified in clause (i), (ii) or (iii) of this sentence which are in effect at the given time. Whenever any provision of this Plan requires that any action be taken in compliance with any provision of the Securities Act, such provision shall be deemed to require compliance with the Securities Act as constituted at the time such action takes place.

     "Share" means a share of Common Stock.

     "Subsidiary" means any corporation, partnership, limited liability company or other business organization in which the Company owns, directly or indirectly, 50% or more of the total combined voting power of all classes of securities of such business organization.

     10.2 Headings. Section headings used in this Plan are for convenience only, do not constitute a part of this Plan and shall not be deemed to limit, characterize or affect in any way any provisions of this Plan. All provisions in this Plan shall be construed as if no headings had been used in this Plan.

     10.3 Severability.

     (a) General. Whenever possible, each provision in this Plan and in every Award at any time granted under this Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan or any Award at any time granted under this Plan is held to be prohibited by or invalid under applicable law, then (i) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (ii) all other provisions of this Plan and every Award at any time granted under this Plan shall remain in full force and effect.

     (b) Incentive Stock Options. Whenever possible, each provision in this Plan and in every Award at any time granted under this Plan which is evidenced by an Award Agreement which expressly states such Option is intended to constitute an Incentive Stock Option under Code Section 422 (an "intended ISO") shall be interpreted in such manner as to entitle such intended ISO to the tax treatment afforded by the Code to Options which do constitute Incentive Stock Options under Code Section 422, but if any provision of this Plan or any intended ISO at any time granted under this Plan is held to be contrary to the requirements necessary

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

to entitle such intended ISO to the tax treatment afforded by the Code to Options which do constitute Incentive Stock Options under Code Section 422, then
(i) such provision shall be deemed to have contained from the outset such language as shall be necessary to entitle such intended ISO to the tax treatment afforded by the Code to Options which do constitute Incentive Stock Options under Code Section 422, and (ii) all other provisions of this Plan and such intended ISO shall remain in full force and effect. If any Award Agreement covering an intended ISO granted under this Plan does not explicitly include any terms required to entitle such intended ISO to the tax treatment afforded by the Code to Options which do constitute Incentive Stock Options under Code Section 422, then all such terms shall be deemed implicit in the intention to afford such treatment to such Option and such Option shall be deemed to have been granted subject to all such terms.

     10.4 No Strict Construction. No rule of strict construction shall be applied against the Company, the Committee or any other person in the interpretation of any of the terms of this Plan, any Award or any rule or procedure established by the Committee.

     10.5 Choice of Law. This Plan and all documents contemplated hereby, and all remedies in connection therewith and all questions or transactions relating thereto, shall be construed in accordance with and governed by the internal laws of the State of Delaware.

     10.6 Tax Consequences. Tax consequences from the purchase and sale of Shares may differ among grantees under this Plan. Each grantee of an Award should discuss specific tax questions regarding participation in this Plan with his or her own tax advisor.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. The Certificate limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate provides that the Corporation shall indemnify Directors and officers of the Corporation to the fullest extent permitted by such law. The Certificate further specifies procedures for such indemnification. Section 145 also empowers the Registrant to purchase and maintain insurance that protects its officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions. The Partnership currently maintains such insurance and the Corporation anticipates entering into such arrangements prior to the Conversion.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

   2.1 Agreement and Plan of Merger, dated as of January 26, 1998 between the Registrant and Huntway Partners, L.P. (the
           "Partnership") (incorporated by reference to Exhibit A to the Proxy Statement/Prospectus included in this Registration
           Statement).
   3.1     Certificate of Incorporation of the Registrant.**
   3.2     By-laws of the Registrant.**
   4.1 Deposit Agreement dated as of May 12, 1994 by and among the Partnership, The First National Bank of Boston and Huntway
           Managing Partner, L.P. (incorporated by reference to Exhibit
           4 of the Partnership's Annual Report on Form 10-K, filed
           March 31, 1998, Commission file No. 1-10091).
   5.1 Opinion of Kirkland & Ellis regarding legality of the shares of common stock being registered.**
   8.1     Opinion of Kirkland & Ellis regarding certain tax matters.*
  10.1     Amended and Restated Agreement of Limited Partnership of the
           Partnership (incorporated by reference to Exhibit A to the Prospectus included in the Partnership's Registration
           Statement on Form S-1, filed September 26, 1988,
           Registration No. 33-24445).
  10.2 Bylaws of the Partnership (incorporated by reference to Exhibit 3.2 of the Partnership's Registration Statement on
           Form S-1, as amended by Amendment No. 2, filed November 2,
           1988, Registration No. 33-24445).
  10.3     Amendment of Agreement of Limited Partnership of the
           Partnership dated as of December 20, 1989 (incorporated by reference to Exhibit 3.3 of the Partnership's Annual Report on Form 10-K, filed March 30, 1990, Commission file No.
           1-10091)
  10.4     Amendment of Agreement of Limited Partnership of the
           Partnership dated as of December 12, 1996 (incorporated by reference to Appendix E of the Partnership's Consent
           Solicitation and Disclosure Statement on Schedule 14A, filed
           October 15, 1996, Commission file No. 1-10091).
  10.5     Amended and Restated Agreement of Limited Partnership of
           Huntway Managing Partner, L.P. dated as of December 22, 1989
           (incorporated by reference to Exhibit 10.1 of the Partnership's Annual Report on Form 10-K, filed March 30,
           1990, Commission file No. 1-10091).
  10.6     Amended and Restated Agreement of Limited Partnership of
           Huntway Holdings, L.P. dated as of December 22, 1989
           (incorporated by reference to Exhibit 10.12 of the Partnership's Annual Report on Form 10-K, filed March 30,
           1990, Commission file No. 1-10091).

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

  10.7 Second Amended and Restated Agreement of Limited Partnership of Sunbelt Refining Company, L.P. ("Sunbelt") (incorporated by reference to Exhibit 10.8 of the Partnership's Annual
           Report on Form 10-K, filed March 30, 1990, Commission file
           No. 1-10091).
  10.8     Sequencing and Amendatory Agreement dated as of October 31,
           1997 between the Partnership, Sunbelt and certain holders of the Partnership's equity and debt securities (incorporated by reference to Exhibit 10.1 to the Partnership's Current
           Report on Form 8-K, filed November 14, 1997, Commission file
           No. 1-10091).
  10.9 Exchange and Purchase Agreement dated as of October 31, 1997 between the Partnership and certain holders of the Partnership's equity and debt securities (incorporated by reference to Exhibit 10.2 to the Partnership's Current
           Report on Form 8-K, filed November 14, 1997, Commission file
           No. 1-10091).
  10.10 Amended and Restated Registration Rights Agreement dated as of October 31, 1997 between the Partnership and certain holders of the Partnership's equity and debt securities
           (incorporated by reference to Exhibit 10.3 to the Partnership's Current Report on Form 8-K, filed November 14,
           1997, Commission file No. 1-10091).
  10.11 Amended and Restated Ground Lease dated as of July 31, 1987 by and between Industrial Asphalt and Huntway Refining
           Company (incorporated by reference to Exhibit 10.7 of the Partnership's Registration Statement on Form S-1, filed
           September 26, 1988, Registration No. 33-24445).
  10.12    Amended and Restated Profit Sharing and Tax Deferred Savings
           Plan of the Partnership (incorporated by reference to Exhibit 10.2 of the Partnership's Annual Report on Form
           10-K, filed March 29, 1989, Commission file No. 1-10091).
  10.13 Money Purchase Pension Plan of the Partnership (incorporated by reference to Exhibit 10.4 of the Partnership's
           Registration Statement on Form S-1, filed September 26,
           1988, Registration No. 33-24445).
  10.14 Indenture dated as of December 12, 1996 between the Partnership and Fleet National Bank, relating to the Partnership's 12% Senior Secured Notes Due 2005, including related security documents, guaranties and forms of securities (incorporated by reference to Exhibit 4.1 of the Partnership's Current Report on Form 8-K, filed December 27,
           1996, Commission File No. 1-10091).
  10.15 First Supplemental Indenture dated as of October 31, 1997 between the Partnership and Fleet National Bank, relating to the Partnership's 12% Senior Secured Notes Due 2005
           (incorporated by reference to Exhibit 10.1 of the Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).
  10.16 Second Supplemental Indenture dated as of November 30, 1997 between the Partnership and Fleet National Bank, relating to the Partnership's 12% Senior Secured Notes Due 2005
           (incorporated by reference to Exhibit 10.2 of the Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).
  10.17 Indenture dated as of December 12, 1996 between the Partnership and IBJ Schroder Bank & Trust Company, relating to the Partnership's Junior Subordinated Notes Due 2005, including the forms of security (incorporated by reference to Exhibit 4.2 of the Partnership's Current Report on Form
           8-K filed December 27, 1996, Commission File No. 1-10091).
  10.18    First Supplemental Indenture between the Partnership and IBJ
           Schroder Bank & Trust Company dated as of October 31, 1997 relating to the Partnership's Junior Subordinated Notes Due
           2005 (incorporated by reference to Exhibit 10.3 of the Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).

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


    10.19  Indenture dated as of October 31, 1997 between the Partnership and State Street Bank and Trust Company,
           as trustee ("State Street"), relating to the Partnership's 9 1/4% Senior Subordinated Secured
           Convertible Notes due 2007 (incorporated by reference to Exhibit 4.1 to the Partnership's Current Report on Form 8-K, filed November 14, 1997, Commission File No. 1-10091).
    10.20  First Supplemental Indenture between the Partnership and State Street dated as of January 14, 1998 relating to the Partnership's Senior Subordinated Secured Convertible Notes Due 2007 (incorporated by reference to Exhibit 10.4 of the Partnership's Current Report on Form 8-K, filed March 30, 1998,
           Commission File No. 1-10091).
    10.21  Letter of Credit and Reimbursement Agreement Dated as of June 22, 1993 between the Partnership, Sunbelt and Bankers Trust Company (incorporated by reference to Exhibit 10.31 of the Partnership's Current
           Report on Form 8-K, filed July 13, 1993, Commission file No. 1-10091).
    10.22  First Amendment to Letter of Credit and Reimbursement Agreement dated as of December 12, 1996 between the Partnership, Sunbelt and Bankers Trust Company. (incorporated by reference to Exhibit 10.17 of the
           Partnership's Annual Report on Form 10-K, filed March 29, 1997, Commission file No. 1-10091).
    10.23  Third Amendment to Letter of Credit and Reimbursement Agreement dated as of November 30, 1997 between the Partnership, Sunbelt and Bankers Trust Company (incorporated by reference to Exhibit 10.5 of the
           Partnership's Current Report on Form 8-K, filed March 30, 1998, Commission File No. 1-0091).
    10.24  1996 Employee Incentive Option Plan of the Partnership dated as of December 12, 1996 (incorporated by reference to Appendix C of the Partnership's Consent Solicitation and Disclosure Statement on Schedule
           14A filed October 15, 1996, Commission file No. 1-10091).
    10.25  Indemnification Agreement dated as of November 9, 1988 (incorporated by reference to Exhibit 10.12 of the Partnership's Annual Report on Form 10-K, filed March 29, 1989, Commission file No. 1-10091).
    10.26  Definitive Agreement between the Partnership and Reprise Holdings, L.P. dated as of May 3, 1990
           (incorporated by reference to Exhibit 10.14 of the Partnership's Quarterly Report on Form 10-Q, filed
           May 15, 1990, Commission file No. 1-10091).
    10.27  Termination Agreement (incorporated by reference to Exhibit 10.41 of the Partnership's Current Report on
           Form 8-K, filed July 13, 1993, Commission file No. 1-10091).
    10.28  Huntway Refining Company 1998 Stock Incentive Plan (incorporated by reference to Exhibit B to the Proxy
           Statement/Prospectus included in this Registration Statement).
    10.29  Amendatory Agreement dated as of March 30, 1998 between the Partnership and certain holders of the
           Partnership's debt securities.**
    10.30  Second Supplemental Indenture dated as of March 30, 1998 relating to the Partnership's Senior
           Subordinated Secured Convertible Notes due 2007.**
    10.31  Stock Purchase Agreement dated as of March 31, 1998 among the Registrant and the Purchasers named therein.*
    23.1   Consent of Kirkland & Ellis (included in its opinions filed as Exhibits 5.1 and 8.1 hereto).
    23.2   Consent of Deloitte & Touche LLP.*
    24     Powers of Attorney (included on the signature page).
    99.1   Form of Proxy.**


-------------------------
*  Filed herewith.

** Previously filed.

     (b) Financial Statement Schedules:

     Schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS

     (1)  The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (3) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (6)  The undersigned registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newhall, California on April 29, 1998.


                                          Huntway Refining Company

                                          By:                  *
                                            ------------------------------------
                                                      Juan Y. Forster
                                               President and Chief Executive
                                                           Officer

                                    * * * *


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities set forth below on April 29, 1998.


                     SIGNATURE                                            CAPACITY
                     ---------                                            --------

                         *                             President and Chief Executive Officer, Director
---------------------------------------------------
                  Juan Y. Forster

                         *                             Executive Vice President and Chief Financial
---------------------------------------------------    and Accounting Officer
                 Warren J. Nelson

                         *                             Director
---------------------------------------------------
                 Justin J. Huscher

                         *                             Director
---------------------------------------------------
                   Harris Kaplan

                         *                             Director
---------------------------------------------------
                   Mac McFarland

                         *                             Director
---------------------------------------------------
                 Samuel M. Mencoff

                         *                             Director
---------------------------------------------------
                  Richard Spencer

             *By /s/ WARREN J. NELSON
 ------------------------------------------------
                 Warren J. Nelson
                 Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 2.1       Agreement and Plan of Merger, dated as of January 26, 1998 between the Registrant and Huntway Partners, L.P. (the
           "Partnership") (incorporated by reference to Exhibit A to
           the Proxy Statement/Prospectus included in this Registration
           Statement).
 3.1       Certificate of Incorporation of the Registrant.**
 3.2       By-laws of the Registrant.**
 4.1       Deposit Agreement dated as of May 12, 1994 by and among the
           Partnership, The First National Bank of Boston and Huntway
           Managing Partner, L.P. (incorporated by reference to Exhibit
           4 of the Partnership's Annual Report on Form 10-K, filed
           March 31, 1998, Commission file No. 1-10091).
 5.1       Opinion of Kirkland & Ellis regarding legality of the shares of common stock being registered.**
 8.1       Opinion of Kirkland & Ellis regarding certain tax matters.*
10.1       Amended and Restated Agreement of Limited Partnership of the
           Partnership (incorporated by reference to Exhibit A to the
           Prospectus included in the Partnership's Registration
           Statement on Form S-1, filed September 26, 1988,
           Registration No. 33-24445).
10.2       Bylaws of the Partnership (incorporated by reference to
           Exhibit 3.2 of the Partnership's Registration Statement on
           Form S-1, as amended by Amendment No. 2, filed November 2,
           1988, Registration No. 33-24445).
10.3       Amendment of Agreement of Limited Partnership of the
           Partnership dated as of December 20, 1989 (incorporated by reference to Exhibit 3.3 of the Partnership's Annual Report on Form 10-K, filed March 30, 1990, Commission file No.
           1-10091)
10.4       Amendment of Agreement of Limited Partnership of the
           Partnership dated as of December 12, 1996 (incorporated by reference to Appendix E of the Partnership's Consent
           Solicitation and Disclosure Statement on Schedule 14A, filed
           October 15, 1996, Commission file No. 1-10091).
10.5       Amended and Restated Agreement of Limited Partnership of
           Huntway Managing Partner, L.P. dated as of December 22, 1989
           (incorporated by reference to Exhibit 10.1 of the
           Partnership's Annual Report on Form 10-K, filed March 30,
           1990, Commission file No. 1-10091).
10.6       Amended and Restated Agreement of Limited Partnership of
           Huntway Holdings, L.P. dated as of December 22, 1989
           (incorporated by reference to Exhibit 10.12 of the
           Partnership's Annual Report on Form 10-K, filed March 30,
           1990, Commission file No. 1-10091).
10.7       Second Amended and Restated Agreement of Limited Partnership
           of Sunbelt Refining Company, L.P. ("Sunbelt") (incorporated by reference to Exhibit 10.8 of the Partnership's Annual
           Report on Form 10-K, filed March 30, 1990, Commission file
           No. 1-10091).
10.8       Sequencing and Amendatory Agreement dated as of October 31,
           1997 between the Partnership, Sunbelt and certain holders of the Partnership's equity and debt securities (incorporated by reference to Exhibit 10.1 to the Partnership's Current
           Report on Form 8-K, filed November 14, 1997, Commission file
           No. 1-10091).
10.9       Exchange and Purchase Agreement dated as of October 31, 1997 between the Partnership and certain holders of the
           Partnership's equity and debt securities (incorporated by
           reference to Exhibit 10.2 to the Partnership's Current
           Report on Form 8-K, filed November 14, 1997, Commission file
           No. 1-10091).
10.10      Amended and Restated Registration Rights Agreement dated as of October 31, 1997 between the Partnership and certain
           holders of the Partnership's equity and debt securities
           (incorporated by reference to Exhibit 10.3 to the
           Partnership's Current Report on Form 8-K, filed November 14,
           1997, Commission file No. 1-10091).

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
10.11      Amended and Restated Ground Lease dated as of July 31, 1987 by and between Industrial Asphalt and Huntway Refining
           Company (incorporated by reference to Exhibit 10.7 of the
           Partnership's Registration Statement on Form S-1, filed
           September 26, 1988, Registration No. 33-24445).
10.12      Amended and Restated Profit Sharing and Tax Deferred Savings
           Plan of the Partnership (incorporated by reference to
           Exhibit 10.2 of the Partnership's Annual Report on Form
           10-K, filed March 29, 1989, Commission file No. 1-10091).
10.13      Money Purchase Pension Plan of the Partnership (incorporated by reference to Exhibit 10.4 of the Partnership's
           Registration Statement on Form S-1, filed September 26,
           1988, Registration No. 33-24445).
10.14      Indenture dated as of December 12, 1996 between the
           Partnership and Fleet National Bank, relating to the
           Partnership's 12% Senior Secured Notes Due 2005, including related security documents, guaranties and forms of
           securities (incorporated by reference to Exhibit 4.1 of the
           Partnership's Current Report on Form 8-K, filed December 27,
           1996, Commission File No. 1-10091).
10.15      First Supplemental Indenture dated as of October 31, 1997
           between the Partnership and Fleet National Bank, relating to the Partnership's 12% Senior Secured Notes Due 2005
           (incorporated by reference to Exhibit 10.1 of the
           Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).
10.16      Second Supplemental Indenture dated as of November 30, 1997 between the Partnership and Fleet National Bank, relating to the Partnership's 12% Senior Secured Notes Due 2005
           (incorporated by reference to Exhibit 10.2 of the
           Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).
10.17      Indenture dated as of December 12, 1996 between the
           Partnership and IBJ Schroder Bank & Trust Company, relating to the Partnership's Junior Subordinated Notes Due 2005,
           including the forms of security (incorporated by reference to Exhibit 4.2 of the Partnership's Current Report on Form
           8-K filed December 27, 1996, Commission File No. 1-10091).
10.18      First Supplemental Indenture between the Partnership and IBJ
           Schroder Bank & Trust Company dated as of October 31, 1997 relating to the Partnership's Junior Subordinated Notes Due
           2005 (incorporated by reference to Exhibit 10.3 of the
           Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-0091).
10.19      Indenture dated as of October 31, 1997 between the
           Partnership and State Street Bank and Trust Company, as
           trustee ("State Street"), relating to the Partnership's
           9 1/4% Senior Subordinated Secured Convertible Notes due
           2007 (incorporated by reference to Exhibit 4.1 to the
           Partnership's Current Report on Form 8-K, filed November 14,
           1997, Commission file No. 1-10091).
10.20      First Supplemental Indenture between the Partnership and
           State Street dated as of January 14, 1998 relating to the
           Partnership's Senior Subordinated Secured Convertible Notes
           Due 2007 (incorporated by reference to Exhibit 10.4 of the
           Partnership's Current Report on Form 8-K, filed March 30,
           1998, Commission File No. 1-10091).
10.21      Letter of Credit and Reimbursement Agreement Dated as of
           June 22, 1993 between the Partnership, Sunbelt and Bankers
           Trust Company (incorporated by reference to Exhibit 10.31 of the Partnership's Current Report on Form 8-K, filed July 13,
           1993, Commission file No. 1-10091).
10.22      First Amendment to Letter of Credit and Reimbursement
           Agreement dated as of December 12, 1996 between the
           Partnership, Sunbelt and Bankers Trust Company.
           (incorporated by reference to Exhibit 10.17 of the
           Partnership's Annual Report on Form 10-K, filed March 29,
           1997, Commission file No. 1-10091).
10.23      Third Amendment to Letter of Credit and Reimbursement
           Agreement dated as of November 30, 1997 between the
           Partnership, Sunbelt and Bankers Trust Company (incorporated by reference to Exhibit 10.5 of the Partnership's Current
           Report on Form 8-K, filed March 30, 1998, Commission File
           No. 1-10091).

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
10.24      1996 Employee Incentive Option Plan of the Partnership dated as of December 12, 1996 (incorporated by reference to
           Appendix C of the Partnership's Consent Solicitation and
           Disclosure Statement on Schedule 14A filed October 15, 1996.
           Commission file No. 1-10091).
10.25      Indemnification Agreement dated as of November 9, 1988
           (incorporated by reference to Exhibit 10.12 of the
           Partnership's Annual Report on Form 10-K, filed March 29,
           1989, Commission file No. 1-10091).
10.26      Definitive Agreement between the Partnership and Reprise
           Holdings, L.P. dated as of May 3, 1990 (incorporated by
           reference to Exhibit 10.14 of the Partnership's Quarterly
           Report on Form 10-Q, filed May 15, 1990, Commission file No.
           1-10091).
10.27      Termination Agreement (incorporated by reference to Exhibit
           10.41 of the Partnership's Current Report on Form 8-K, filed
           July 13, 1993, Commission file No. 1-10091).
10.28      Huntway Refining Company 1998 Stock Incentive Plan
           (incorporated by reference to Exhibit B to the Proxy
           Statement/Prospectus included in this Registration
           Statement).
10.29      Amendatory Agreement dated as of March 30, 1998 between the
           Partnership and certain holders of the Partnership's debt
           securities.**
10.30      Second Supplemental Indenture dated as of March 30, 1998
           relating to the Partnership's Senior Subordinated
           Convertible Notes due 2007.**
10.31      Stock Purchase Agreement dated as of March 31, 1998 among
           the Registrant and the Purchasers named therein.*
23.1       Consent of Kirkland & Ellis (included in its opinions filed as Exhibits 5.1 and 8.1 hereto).
23.2       Consent of Deloitte & Touche LLP.*
24         Powers of Attorney (included on the signature page).
99.1       Form of Proxy.**


-------------------------
 * Filed herewith.

** Previously filed.